Exhibit 99.2

Stantec

STN
TSX · NYSE

2017
MANAGEMENT'S DISCUSSION AND ANALYSIS

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Stantec

STN
TSX·NYSE

Index to the Management's Discussion and Analysis

CORE BUSINESS	2
OVERALL FINANCIAL PERFORMANCE	3
HIGHLIGHTS – Q4 2017 RESULTS	3
HIGHLIGHTS – FULL YEAR 2017 RESULTS	6
OUTLOOK	10
STRATEGY	12
KEY PERFORMANCE DRIVERS AND CAPABILITIES	17
Key External Drivers	17
Key Internal Drivers	18
FINANCIAL PERFORMANCE	22
Selected Annual Information	22
Acquisitions	22
Divestitures	22
Discussion of Operations	23
Fourth Quarter Results	37
Quarterly Trends	43
Statements of Financial Position	44
Liquidity and Capital Resources	47
Other	50
CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES	54
Critical Accounting Estimates	54
Accounting Developments	55
Materiality	56
Definition of Non-IFRS Measures	56
RISK FACTORS	59
CONTROLS AND PROCEDURES	68
CORPORATE GOVERNANCE	69
SUBSEQUENT EVENTS	70
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	70

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-1

Management’s Discussion and Analysis

February 21, 2018

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2017, dated February 21, 2018, should be read in conjunction with the Company’s 2017 audited consolidated financial statements and related notes for the year ended December 31, 2017. Our 2017 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise indicated, all amounts shown in this report are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at .sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business

We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water and infrastructure projects to life. We provide services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation. The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our promise is to design with community in mind.

We have refined our long-standing business objective, which was to be a top 10 global design firm. Having achieved that goal this year, we now seek to maintain our position in the top 10, while also becoming a top-tier global design and delivery firm, not only by size but also assessed qualitatively based on our capabilities and perception in the marketplace. We expect to achieve a long-term average compound gross revenue growth of 15% through a combination of organic and acquisition growth.

Our purpose—to create communities—is intrinsically linked to our values: we put people first, we do what is right, we are better together, and we are driven to achieve.

We have four reportable segments: Consulting Services – Canada, United States, and Global; and Construction Services. We have five Consulting Services business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media. For further discussion of our business, strategy, and drivers, refer to the sections entitled Our Strategy and Key Performance Drivers and Capabilities in this report.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-2

Overall Financial Performance

The following table summarizes our key results for 2017 compared to 2016 and Q4 17 compared to Q4 16:

	Year Ended December 31				Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts and percentages)	2017 $	2016 $	% Increase (Decrease)		2017 $	2016 $	% Increase (Decrease)

Gross revenue	5,140.1	4,300.1	19.5%		1,246.0	1,240.8	0.4%
Net revenue	3,417.3	3,098.4	10.3%		805.0	820.2	(1.9%	)
EBITDA (note)	424.1	336.3	26.1%		69.4	82.9	(16.3%	)
Adjusted EBITDA (note)	363.4	352.3	3.2%		63.1	83.8	(24.7%	)
Net income	97.0	130.5	(25.7%	)	11.2	29.4	(61.9%	)
Adjusted net income (note)	202.0	181.1	11.5%		37.2	40.4	(7.9%	)
Diluted earnings per share	0.85	1.22	(30.3%	)	0.10	0.26	(61.5%	)
Adjusted diluted earnings per share (note)	1.77	1.69	4.7%		0.32	0.35	(8.6%	)
Cash dividends declared per common share	0.50	0.45	11.1%		0.1250	0.1125	11.1%

note: EBITDA, adjusted EBITDA , adjusted net income, and adjusted diluted earnings per share are non-IFRS measures (discussed in the Definitions section of this report)

Highlights – Q4 2017 Results

The following tables provide transparency into our results by our two Service Offerings:

	Quarter Ended December 31, 2017
	Consulting		Construction			Total
(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR		$	% of NR

Gross revenue	977.4	130.4%	268.6	487.5%		1,246.0	154.8%
Net revenue	749.9	100.0%	55.1	100.0%		805.0	100.0%
Gross margin	419.0	55.9%	6.5	11.8%		425.5	52.9%
Administrative, marketing, and other expenses	348.6	46.5%	13.8	25.2%		362.4	45.0%

Adjusted EBITDA (note)	70.4	9.4%	(7.3)	(13.2%	)	63.1	7.8%
Loss on sale of property and equipment						0.4	0.0%
Rebalancing of investments held for self-insured liabilities						(6.7)	(0.8%	)

Total EBITDA (note)						69.4	8.6%

	Quarter Ended December 31, 2016
	Consulting		Construction		Total
(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	985.5	130.2%	255.3	404.6%	1,240.8	151.3%
Net revenue	757.1	100.0%	63.1	100.0%	820.2	100.0%
Gross margin	425.3	56.2%	21.9	34.7%	447.2	54.5%
Administrative, marketing, and other expenses	341.9	45.2%	21.5	34.1%	363.4	44.3%

Adjusted EBITDA (note)	83.4	11.0%	0.4	0.7%	83.8	10.2%
Loss on sale of property and equipment					0.9	0.1%

Total EBITDA (note)					82.9	10.1%

 note: Adjusted EBITDA and EBITDA are non-IFRS measures (discussed in the Definitions section of this report)

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-3

Gross and net revenue. Gross revenue was up 0.4% to $1,246.0 million and net revenue retracted 1.9% to $805.0 million compared to Q4 16. We had positive organic gross revenue growth of 4.1% and organic net revenue growth of 2.2% in Q4 17 compared to Q4 16. This was mainly the result of growth in our Energy & Resources business operating unit. Organic growth was partly offset by the impact of foreign exchange rates and the divestiture of Innovyze Inc. (Innovyze), a water software business.

In Consulting Services – Canada, we had organic gross revenue growth of 5.4% and organic net revenue growth of 6.1% in Q4 17 compared to Q4 16. The growth is mainly attributable to continued housing demand, several larger pipeline projects, a large mining project, and continued healthcare work. Our Energy & Resources and Water business operating units and Transportation sector met management’s expectations; however, our Buildings and Environmental Services business operating units missed expectations. Our Canadian Consulting Services backlog remains healthy; however, due to seasonality, we experienced lower than anticipated utilization in several sectors.

In Consulting Services – United States, our organic gross revenue retracted 0.6% in Q4 17 compared to Q4 16 and 1.1% on a net revenue basis. Our Water business operating unit was negatively impacted by certain water programs coming to completion or slowing and a $5 million downward revenue adjustment on a major design-build project due to additional costs and design and project scope changes. Claims have been advanced against parties believed to be responsible for causing these additional costs which we expect may benefit future quarters as the claims are resolved. Excluding this $5 million negative impact, our Company-wide Water business would have had organic gross revenue growth in 2017 compared to 2016.

In Consulting Services – Global, we achieved organic gross revenue growth of 6.7% and organic net revenue growth of 8.3% in Q4 17 compared to Q4 16. Growth was due to strong project activity in the United Kingdom through the Water Asset Management Programme 6 (AMP6) cycle and improving market conditions in our Latin America Mining sector and Middle East Water business operating unit. However, revenue did not meet management’s expectations—mainly in our Buildings operations in the Middle East and in our Asia Pacific region—due to lower net revenue volume, project issues, and lower than expected utilization across these regions.

In Construction Services, several legacy MWH Global Inc. (MWH) projects experienced significant challenges. We recorded $5 million in cost increases related to certain UK-based waste-to-energy projects that are nearing completion where delays and certain asserted performance issues resulted in increases in costs to complete. Claims against parties believed to be responsible for causing much of these added costs were advanced or will be in the near future, of which only a portion was recognized as revenue to date. We expect future quarters may be benefited as these claims are resolved.

Construction Services in the United States recorded downward revenue adjustments and incurred cost escalations in several legacy MWH projects, including the major design-build project mentioned above for Consulting Services for which we submitted a $13.6 million claim covering both Consulting Services and Construction Services. In addition, we recognized cost escalations in legacy MWH US-based water hard-bid projects for $16.3 million. Site conditions and issues including those with project management and craft labor impacted the execution of these projects. These hard-bid projects are near completion. Management believes a significant portion of the cost overruns may be recovered and claims against the parties believed to be responsible for causing many of these overruns have been or will be asserted in due course; however, the claims process for additional potential recoveries may take a long time to resolve. These projects were awarded a number of years ago, when Construction Services expanded to take on projects outside of their core regional areas of expertise, and we have placed a hold on our hard-bid work outside of our established areas.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-4

Gross margin. Gross margin decreased—from 54.5% in Q4 16 to 52.9% in Q4 17—primarily because of cost escalations and extending project life completion dates for certain US-based hard-bid and UK-based waste-to-energy projects in Construction Services (described above). Buildings gross margin was impacted by the mix of projects, competitive pressures, and the integration of acquisitions from 2016. Also, gross margin in our US Water business was impacted by the divestiture of Innovyze, which operated at higher margins, and a downward revenue adjustment (noted above).

Administrative and marketing expenses. Administrative and marketing expenses as a percentage of net revenue increased—from 44.3% in Q4 16 to 44.9% in Q4 17—mainly due to a $6.2 million increase in our provision for self-insurance, and a $3 million increase in marketing and administrative labor due to lower utilization. These were partly offset by a $5.3 million decrease in our share-based compensation.

Other income. Other income increased $6.6 million mainly due to the realization of a $6.7 million gain on the sale of certain equities on our investments held for self-insured liabilities.

EBITDA. EBITDA decreased 16.3%—from $82.9 million in Q4 16 to $69.4 million in Q4 17. Adjusted EBITDA decreased 24.7%—from $83.8 million in Q4 16 to $63.1 million in Q4 17. Gross margin decreased in Consulting Services mainly due to project mix and the divestiture of Innovyze, which operated at higher margins. Gross margin decreased significantly in Construction Services because of project issues and cost escalations (described above). EBITDA as a percentage of net revenue was lower because of an increase in administrative and marketing expenses in Consulting Services mainly caused by a $6.2 million increase in our provision for self-insurance and lower utilization (described above).

Other. Amortization of intangibles decreased $2.0 million in Q4 17 compared to Q4 16 due to the Innovyze sale. Interest expense decreased $1.4 million due to a decrease in our outstanding long-term debt because during Q2 17 we repaid $221.3 million of our revolving credit facility using the proceeds we received from the Innovyze sale.

Taxes. We recorded $31.2 million in tax expenses associated with a one-time transition tax on deemed mandatory repatriations and a deferred income tax recovery of $12.6 million both as a result of the US tax reform enacted on December 22, 2017. (See the Income Taxes section of this report for more information.)

Net Income and EPS. Adjusted net income of $37.2 million was down $3.2 million, or 7.9%, compared to Q4 16. Net income of $11.2 million was down $18.2 million, or 61.9%. Adjusted diluted EPS was down from $0.35 in Q4 16 to $0.32 in Q4 17 and diluted earnings per share (EPS) was down from $0.26 in Q4 16 to $0.10 in Q4 17.

See the Fourth Quarter Results section of this report for more details on our Q4 17 results. (EBITDA, adjusted EBITDA, and adjusted net income are defined in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section—the “Definitions section”—of this report.)

Other Q4 17 Information

On October 27, 2017, we acquired certain assets and liabilities of North State Resources Inc. (NSR), adding approximately 60 staff to our Company. Based in Redding, California, NSR provides expertise in physical, biological, and environmental sciences.

Subsequent to the quarter end, on February 21, 2018, we declared a cash dividend of $0.1375 per share, payable on April 12, 2018, to shareholders of record on March 29, 2018, an increase of 10.0% from last year.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-5

Highlights – Full Year 2017 Results

Results Compared to Targets

In the Management’s Discussion and Analysis in our 2016 Annual Report, we established various target ranges of expected performance measures for fiscal year 2017. The following table presents those results:

Measure	2017 Target Range	Results Achieved

Gross margin as % of net revenue	Between 53% and 55%	53.5%	Ö
Administrative and marketing expenses as % of net revenue	Between 41%and 43%	42.8%	Ö
EBITDA as % of net revenue (notes 1 and 2)	Between 11%and 13%	12.4%	Ö
Net income as % of net revenue	At or above 5%	2.8%	x

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definitions section of our 2017 Annual Report).

Ö	Met or performed better than target.
x	Did not meet target.

We met all of the targets listed above except net income as a percentage of net revenue. Tax impacts related to the US tax reform and a corporate reorganization reduced net income by $18.6 million and $3.2 million respectively. In addition, net income was impacted by the Innovyze sale because the $54.6 million gain on the sale was more than offset by the associated income tax expense of $94.5 million. Without these impacts and excluding the downward revenue adjustments and cost escalations incurred by Construction Services (described above), our net income as a percentage of net revenue would have met our targeted range. (See the Income Taxes section of this report for more details.) EBITDA as a percentage of net revenue was also impacted by the $54.6 million gain on the sale of Innovyze. Without this impact, EBITDA as a percentage of net revenue would have been 10.8%.

	2017
	Consulting		Construction		Total
(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	4,028.7	126.9%	1,111.4	456.4%	5,140.1	150.4%
Net revenue	3,173.8	100.0%	243.5	100.0%	3,417.3	100.0%
Gross margin	1,761.9	55.5%	66.0	27.1%	1,827.9	53.5%
Administrative, marketing, and other expenses	1,400.3	44.1%	64.2	26.4%	1,464.5	42.9%

Adjusted EBITDA (note)	361.6	11.4%	1.8	0.7%	363.4	10.6%
Acquisition-related costs					0.4	0.0%
Loss on sale of property and equipment					0.2	0.0%
Rebalancing of investments held for self-insured liabilities					(6.7)	(0.2%	)
Gain on disposition of a subsidiary					(54.6)	(1.6%	)

Total EBITDA (note)					424.1	12.4%

 note: Adjusted EBITDA and EBITDA are non-IFRS measures (discussed in the Definitions section of this report)

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-6

	2016
	Consulting		Construction		Total
(In millions of Canadian dollars, except percentages)	$	% of NR	$	% of NR	$	% of NR

Gross revenue	3,654.9	124.9%	645.2	375.8%	4,300.1	138.8%
Net revenue	2,926.7	100.0%	171.7	100.0%	3,098.4	100.0%
Gross margin	1,612.8	55.1%	63.5	37.0%	1,676.3	54.1%
Administrative, marketing, and other expenses	1,271.2	43.4%	52.8	30.8%	1,324.0	42.7%

Adjusted EBITDA (note)	341.6	11.7%	10.7	6.2%	352.3	11.4%
Acquisition-related costs					14.5	0.5%
Loss on sale of property and equipment					1.5	0.0%

Total EBITDA (note)					336.3	10.9%

 note: Adjusted EBITDA and EBITDA are non-IFRS measures (discussed in the Definitions section of this report)

Gross and net revenue. Gross revenue was up 19.5% to $5,140.1 million and net revenue was up 10.3% to $3,417.3 million compared to 2016. Gross and net revenue saw positive organic growth of 3.6% and 0.1% respectively. Revenue growth was mainly due to acquisitions completed in 2016 and 2017. Organic growth in our Consulting Services – Canada and Consulting Services – Global reportable segments was partly offset by retraction in our Consulting Services – United States, in particular, in our Water and Environmental Services business operating units. Energy & Resources had organic growth due to increased activity in our Mining and Power sectors. Our Construction Services segment achieved organic gross revenue growth of 18.3%. Organic and acquisition revenue growth were partly offset by the impact of foreign exchange rates.

The gross to net revenue ratio for Consulting Services increased slightly from 2016 to 2017. The gross to net revenue ratio in our Energy & Resources and Environmental Services business operating units increased because a higher proportion of projects involved subconsultants in 2017 than in 2016 and certain projects included more flow-through expenses. The Buildings business operating unit gross to net revenue ratio increased because we inherited commitments to outside consultants from firms we acquired and we partnered with outside consultants on several major pursuits. As well, Consulting Services – Global saw an increase in subcontractor work in Environmental Services in southern Europe.

In Construction Services, the gross to net revenue ratio increased from 3.8 in 2016 to 4.6 in 2017 due to the mix of projects; in 2017, projects had a higher proportion of subcontracted work and increased flow-through costs to the client.

Gross margin. Gross margin as a percentage of net revenue decreased—from 54.1% in 2016 to 53.5% in 2017— mainly in Construction Services. This resulted from cost escalations and the extensions to project life completion dates for certain UK-based waste-to-energy projects and higher costs on certain US-based hard-bid projects, particularly in the fourth quarter. Gross margin for Consulting Services increased mainly in the Infrastructure business operating unit, a result of the mix of projects and improved margins in Transportation.

Administrative and marketing expenses. Administrative and marketing expenses as a percentage of net revenue decreased—from 43.1% in 2016 to 42.8% in 2017. Excluding the impact of $14.5 million in acquisition-related costs incurred in 2016 (mainly related to the MWH acquisition); our administrative and marketing expenses was 42.6% in 2016 compared to 42.8% in 2017, a slight increase year over year. This increase was impacted by a $12.0 million increase in IT costs because we migrated to cloud-based software and developed our global platform and core network infrastructure. Also, there was a $13.3 million increase in actuarial estimates associated with the provision for self-insurance mainly due to the addition of MWH. We incurred a $3.9 million increase in our professional and audit fees for regulatory and planning activities such as SOX compliance for the legacy MWH business and tax advice regarding the US tax reform and out-from-under tax planning. In addition,

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-7

we incurred approximately $3.5 million in costs related to integration activities for MWH. These higher costs were partly offset by an $11.3 million decrease in occupancy and lease exit costs and a $3.5 million decrease in severance payments.

Other income. Other income increased $10.2 million mainly due to the realization of a $6.7 million gain on the sale of equities on our investments held for self-insured liabilities.

We also recorded a $54.6 million gain on the sale of Innovyze in Q2 17.

EBITDA. EBITDA increased 26.1%—from $336.3 million in 2016 to $424.1 million in 2017. Adjusted EBITDA increased 3.2%—from $352.3 million in 2016 to $363.4 million in 2017. Adjusted EBITDA as a percentage of net revenue remained fairly constant year over year for Consulting Services. Construction Services EBITDA was impacted by cost escalations and revenue adjustments on certain projects (discussed previously).

Other. Amortization of intangible assets increased $4.5 million in 2017 compared to 2016 due to the increase in backlog and client relationships mainly from the MWH acquisition. This was partly offset by the sale of Innovyze.

Interest expense decreased $2.8 million due to a $3.9 million breakage fee on our senior secured notes in 2016. In addition, we had a decrease in our outstanding long-term debt in 2017 compared to 2016, partly offset by an increase in interest rates on our revolving credit facility.

Taxes. The reported annual tax rate of 63.2%, or $166.5 million, was impacted by out-from-under tax planning, the US tax reform bill, and the sale of Innovyze. A tax expense of $3.2 million was incurred because of a corporate reorganization that realigned certain global entities under a common UK parent company to make our corporate tax and organization structures more efficient. We recorded $31.2 million in tax expenses associated with a one-time transition tax on deemed mandatory repatriations and a deferred income tax recovery of $12.6 million, both a result of the US tax reform. Additionally, we recorded a $94.5 million net tax expense related to the sale of Innovyze. (See the Income Taxes section of this report for more information.) The effective income tax rate adjusted for all the items listed above is 24.0%.

Net income and EPS. Adjusted net income was $202.0 million—up $20.9 million or 11.5% from 2016. Net income was $97.0 million—down $33.5 million or 25.7% from 2016. Adjusted diluted EPS was up from $1.69 in 2016 to $1.77 in 2017, and diluted EPS was down from $1.22 in 2016 to $0.85 in 2017.

For further details regarding our overall annual performance, refer to the Financial Performance section of this report.

Strategic Activities. In 2017, we continued to grow by consistently executing our strategy. The following highlights major strategic activities in 2017 that contributed to our financial performance and overall financial condition:

●	Divestiture of Innovyze. On May 5, 2017, we closed the sale of Innovyze, resulting in a pre-tax gain of $54.6 million in Q2 17. We saw this as an opportunity to continue working with Innovyze in servicing our clients while allowing both companies to prosper with the best available resources. We received gross proceeds of $369.1 million (US$270.0 million), less working capital adjustments and transaction costs. From a balance sheet perspective, the sale reduced our goodwill by $194.4 million and intangible assets by $95.1 million, and we reduced our revolving credit facility by $221.3 million.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-8

●	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2017 and 2016 contributed $760.3 million and $364.4 million to our year-over-year growth in gross revenue and net revenue, respectively.

●	Synergies achieved. When we announced the MWH acquisition on March 29, 2016, we outlined our anticipated synergies of approximately US$25 million—cost synergies of US$15 million and revenue synergies of US$10 million. As of the end of Q4 17, we exceeded our anticipated amount of US$25 million. Cost synergies were due primarily to reducing labor, eliminating corporate costs, reducing accounting fees, and savings from consolidating real estate. We also realized savings by realigning our combined insurance and employee benefit plans. We continue to achieve revenue synergies as we win work together that we would not be able to win if MWH and Stantec were separate companies.

●	Integration. As of January 1, 2018, we are branded globally as “Stantec,” a significant milestone in our integration process. We have rolled out collaboration tools like common email, skype, and calendar access to ensure that we can find the right people to work on projects around the world. We will continue to invest in streamlining our common enterprise systems to improve our operational efficiency.

●	Strong backlog. Our contract backlog remains consistent—$3.9 billion at December 31 in 2017 and 2016. Increases in our backlog due to organic and acquisition growth were offset by the strengthening Canadian dollar—from US$0.74 to US$0.80. (Backlog, a non-IFRS measure, is further discussed in the Definitions section of this report.)

●	Evolution of Company leadership. Following a nine-year tenure, Bob Gomes retired from his role as president & CEO effective December 31, 2017, and he became a director on Stantec’s board. Gordon Johnston was selected by the board of directors to assume the role of president & CEO effective January 1, 2018. Gord has more than 30 years of industry leadership experience, including more than 20 years with Stantec.

During Q4 17, Stantec announced Steve Fleck’s promotion to the newly created position of chief practice and project officer (CPO) effective January 1, 2018. Following a successful tenure as an executive vice president leading the firm’s Project Delivery Office, Steve will manage the strategic positioning, contractual elements, and governance of Stantec’s largest projects while overseeing alternative project delivery. He has nearly 35 years of industry leadership experience, including more than 10 years with Stantec.

Subsequent to the year end, Richard Bradeen of Montreal, Quebec, was elected as a new director of our board. Richard served as senior vice-president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment for Bombardier Inc. Prior to that, he worked at Ernst & Young for 19 years, holding increasingly senior roles including partner and president of the Corporate Finance Group in Toronto, Ontario. Richard will also serve on the board’s Audit and Risk Committee.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-9

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section of this report.

Organic Revenue Growth

We expect organic gross revenue growth in 2018 to be in the low- to mid-single digits, in line with global GDP growth, and we continue to target a long-term average compound gross revenue growth rate of 15% through a combination of organic and acquisition growth.

Other Targets and Expectations

As part of our annual budget process, we reviewed our targets for 2018. Because of the difference in the nature of work between Consulting Services and Construction Services, we refined our targets for 2018. The following targets, now based on these two service offerings, provide greater transparency into our operations:

Measure	2018 Target Range

Consulting Services
Gross margin as % of net revenue	Between 53% and 55%
Administrative and marketing expenses as % of net revenue	Between 41% and 43%
EBITDA as % of net revenue (note)	Between 11% and 13%

Construction Services
Gross margin as % of net revenue	Between 30% and 33%
Administrative and marketing expenses as % of net revenue	Between 25% and 27%
EBITDA as % of net revenue (note)	Between 7% and 9%

Consolidated
Gross margin as % of net revenue	Between 52% and 54%
Administrative and marketing expenses as % of net revenue	Between 41% and 43%
EBITDA as % of net revenue (note)	Between 10% and 12%
Net income as % of net revenue	At or above 5%2

note: EBITDA is a non-IFRS measure (discussed in the Definitions section of this report).

In addition, we expect the gross to net revenue ratio for Consulting Services and Construction Services to be in the following ranges for 2018:

2018 Guidance Gross to Net Revenue Ratio
Consulting Services	Between 1.25 and 1.30
Construction Services	Between 4.50 and 5.00
Consolidated	Between 1.45 and 1.50

Other expectations for 2018 are as follows:

●	Total capital expenditures for property and equipment of approximately $120 million, an increase in budgeted capital expenditure additions of $62.1 million over 2017. These relate primarily to a one-time cost of $72 million for leasehold improvements ($56 million) and office furniture and equipment ($16 million) for our new Edmonton headquarters building.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-10

●	Record a one-time lease exit liability charge of approximately $15 million in Q4 18 because of the move to our new Edmonton office and in accordance with IFRS. However, Stantec will receive the full reimbursement of this exit liability from our new landlord, plus the reimbursement of $28 million for tenant improvements. These recoveries will be treated as an inducement and reduce our lease costs over the life of the new lease term.

●	Amortization expense for intangible assets for the full year 2018 of approximately $53 million. The decrease in budgeted compared to actual amortization of $80.2 million in 2017 is due primarily to a decrease in the intangible asset balance remaining from the MWH acquisition.

●	Software additions of approximately $31 million. The increase in budgeted software additions over actual additions of $5.7 million in 2017 relates mainly to renewing our Autodesk in 2018.

●	We expect an effective tax rate of approximately 27% in 2018. which is based on the statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions. We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

As well, we continue to anticipate enhancements to our information technology infrastructure and enterprise system; this will optimize and streamline business processes and prepare us for global growth. We are building this foundation for growth because we believe in integrating acquired operations onto a consistent platform.

The targets and expectations listed above exclude the impact of acquisitions that may occur in 2018. Actual performance for 2018 will fluctuate, particularly from quarter to quarter, depending on the mix of clients and projects and the number of acquisitions completed in the year. Fluctuations will also occur due to seasonality: the first and fourth quarters have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. We could exceed some targets if, for instance, we complete an opportune larger acquisition that impacts our administrative and marketing expenses or temporarily increases our debt level.

The infrastructure and facilities market is diverse, consisting of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative project delivery (APD) methods in certain sectors.

For 2018, our outlook was determined based on various expectations, including the following:

•	Continued economic growth in the United States resulting from tax reform, growth in non-residential construction, and our progress toward building a top-tier position in the market

•	Increased infrastructure spending through regulatory support and spending by provincial, state, and federal governments in Canada and the United States

•	Modest improvement in the energy and resource sector compared to 2017 because oil and gas and commodity prices are expected to stabilize and slowly improve and companies are expected to increase capital spending

•	Continued support for APD methods, including P3s, in Canada, and new opportunities for APD in the United States

•	Moderate slowdown in the Canadian housing market offset by housing growth in the United States

•	Global economic growth and our ability to expand our global footprint

We base our outlook on successfully capitalizing on opportunities and strategic initiatives (described in the Strategy section of this report).

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-11

Overall Outlook

Because of our diversity of operations, mix of clients, and flexible business model, as well as our ability to position our Company to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have met or exceeded since our initial public offering in 1994. This continued growth results from successfully executing our strategy, which means we can enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America and globally, provide expanded opportunities for our employees, and leverage our Integrated Management Systems. By further maximizing the critical mass and maturity we have achieved in certain sectors and geographic locations, we can increase our business with key clients and sell our services across local markets.

Our ability to expand depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We believe our opportunities to expand have increased: the MWH acquisition in 2016 resulted in a larger global footprint. We do not expect to encounter constraints in 2018 when looking for available acquisition candidates because of our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we are discussing consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

We continue to make significant progress on the integration of MWH. We have deployed key collaboration tools to the majority of the operations. We continue to evaluate and plan for the consolidation of our enterprise platforms, with the objective of streamlining where practical. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business.

Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

Given the scale and diversity of our organization and the rapid evolution of the industry we operate within, we plan continually now, rather than following a three-year planning cycle. Starting with Plan 2018, we will create a new plan each year and evaluate and update it quarterly. Each annual plan will look forward five years or longer.

Reportable Segments

Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments.

Our reportable segments (in accordance with IFRS) are based on our two primary service offerings—Consulting Services and Construction Services—and our regional geographic areas. The Company has four operating and reportable segments:

●	Consulting Services – Canada

●	Consulting Services – United States

●	Consulting Services – Global

●	Construction Services

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-12

In our operational structure, we separate the construction business from the consulting business, which allows both streams of expertise to operate effectively and synergies to develop that complement but do not distract from the strategy of each business. However, the two businesses can be bundled when beneficial for the client. We are well positioned to leverage the strengths of each business to maintain and grow our number 1 position in the water market in the United Kingdom and achieve a strong position in the design-build market in the United States.

Business Model

Our business model, a key element of our strategy, is based on providing services across diverse geographic regions, service specializations, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, commissioning, maintenance, decommissioning, and remediation.

Because of our diverse model, we can generally adapt to changes in market conditions by offsetting a decreased demand for services in one business operating unit or geographic location with an increased demand in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Also, we work on tens of thousands of projects for thousands of clients in hundreds of locations. This ensures we do not rely on a few large projects for our revenue.

The following information outlines the three main components of our business model: geographic diversification, service specialization, and life-cycle solutions.

Geographic Diversification

The first element of our business model is geographic diversification. Our Consulting Services business operates in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. Our Construction Services business operates primarily in the United States and United Kingdom.

Canada

At December 31, 2017, we had over 7,500 employees in Canada. We benefit from a mature position within each region and view our strategic opportunities as follows:

●	Grow our Canadian operations in facilities, pipelines, ports and marine terminals, waterpower and dams, health, education, mixed-use urbanization, and civic markets.

●	Pursue business expansion opportunities in our Water business operating unit and Transportation sector in the Greater Toronto Area and the rest of Ontario, and in the Atlantic and British Columbia regions.

●	Within our Energy & Resources business operating unit, capitalize on opportunities in alternative energy—specifically wind, hydro, and co-generation—and in carbon capture. For the oil sands, focus on emerging technology and sustaining capital opportunities.

●	Continue to capitalize on opportunities in public-private partnerships (P3s) in the Transportation sector and Water and Buildings business operating units.

●	Using the strength of our Indigenous partnerships and connection to our local communities, to pursue First Nations opportunities due to increased funding that has been outlined by the federal government.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-13

United States

At December 31, 2017, we had approximately 9,800 employees in the United States (including 800 in Construction Services). Due to acquisitions completed over the past number of years, we are achieving critical mass and diversity in many sectors and geographies. We will remain focused on strengthening our service capabilities and reaching maturity in the markets we serve. We view our strategic opportunities as follows:

●	Renew emphasis on expanding our Federal Services group.

●	Continue to grow the Urban Places initiative, which gathers experts across a wide range of disciplines to help communities across the globe increase livability, equity, and sustainability.

●	Fill in gaps in geography in our Water business operating unit, focusing on Texas.

●	Continue to look for opportunities to expand our Environmental Services and Energy & Resources business operating units across the United States, focusing on the US West.

●	In Energy & Resources, focus on acquiring firms in Houston and the US Northeast that have international capabilities in midstream integrity services.

●	Continue to expand and diversify our US Buildings business from healthcare, education and commercial in existing geographies while continuing to integrate recently acquired firms and adding critical mass in the US West and Southeast.

Global

At December 31, 2017, we had over 5,000 employees outside North America (including 1,100 in Construction Services, all located in the United Kingdom). We view our strategic opportunities as follows:

●	Grow our Australia and New Zealand operations to be a top-tier provider in multiple sectors so that we can operate at an optimum economic scale. In the short term, we will build on the MWH brand in Water and Transportation in Australia and New Zealand to leverage Stantec’s services and reputation in local market sectors.

●	Grow our UK operations by diversifying into the most attractive UK business sectors and align them with the wider Stantec capabilities. Solidify and protect our top-tier presence in the water market by delivering our current AMP6 contracts and positioning for AMP7.

●	Consolidate and strengthen our position and enhance our performance in other Global geographies, while further reviewing and planning the next stages of our Global business.

Service Specialization

The second element of our business model, service specialization, is discussed below (broken down by our two primary services: Consulting Services and Construction Services).

Consulting Services

Consulting Services currently represents approximately 80% of our overall gross revenue (93% of our overall net revenue). We provide professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental services, project management, and project economics under fee-for-service agreements with clients.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-14

During 2017, Consulting Services had five specialized business operating units; within these five business operating units, we focus on sectors that our clients operate in. By better understanding our clients’ goals, the market influences, and our business drivers, we can offer multidisciplinary solutions to meet their needs.

Buildings

We generate most revenue in our Buildings business operating unit by providing pre-design, design, and construction administration services in planning, architecture, buildings engineering, and interior design services for vertical infrastructure. Most revenue comes from private sector and institutional clients, the rest from public sector clients.

Energy & Resources

We generate most revenue in our Energy & Resources business operating unit from industrial engineering, project management, and construction management services primarily for private sector clients.

Environmental Services

We generate most revenue in our Environmental Services business operating unit by providing front-end environmental services for private sector clients and remediation activities for private and public sector clients. Environmental Services provides services across all Company sectors—7.0% of its revenue is generated from our Energy & Resources business operating unit.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-15

Infrastructure

We generate most revenue in our Infrastructure business operating unit by providing front-end design and engineering services; a small portion of this comes from project and construction management services.

Our Community Development sector primarily serves private sector clients. Our Transportation sector serves public sector clients for the most part, but a growth area is providing services using alternative project delivery methods.

Water

We generate revenue in our Water business operating unit by providing front-end design and engineering and construction management services.

Construction Services

Construction Services currently represents approximately 20% of our overall gross revenue (7% of our overall net revenue). We provide construction and construction management services mainly on water-related projects for key long-term clients. The main contract types in this segment generally fall into four functional areas:

●	Construction and construction management
●	Design-build and progressive design-build
●	Construction management in support of design completed by Consulting Services
●	Hard-bid construction with self-performance

In the United States, we offer start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. In the United Kingdom, we participate primarily in design-build water and wastewater projects through joint ventures and alliance agreements.

Life-Cycle Solutions

Life-cycle solutions is the third element of our business model. We provide professional services in all phases of the project life cycle: planning, design, construction, commissioning, maintenance, decommissioning, and remediation. This inclusive approach enables us to (1) deliver services during periods of strong new capital project activity (design and construction) and periods of redevelopment and operational spending activity (maintenance, integrity management, and remediation) and (2) maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. In our Consulting Services business, we focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. In our Construction Services business, we provide construction and construction management at-risk services. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-16

Key Performance Drivers and Capabilities

Key External Drivers

Consulting Services

Our Consulting Services business is driven by external industry factors that affect the demand for our services.

Buildings

Our Buildings business operating unit is driven by a combination of factors, such as economic outlook, technological advancements, aging infrastructure, resiliency trends, regulatory changes, P3 project complexity, population growth, urbanization, and demographic changes. Drivers specific to our key market sectors include the following: infrastructure renewal and expansion (Airports & Aviation), US healthcare reform (Healthcare), the incorporation of full automation in warehousing and the supply chain (Industrial), transit-oriented developments (Commercial), transit infrastructure (Civic), and a focus on skilled learning to bridge workforce gaps (Education and Science & Technology).

Energy & Resources

Our Energy & Resources business operating unit is driven primarily by supply and demand for commodities both globally and locally. Our Oil & Gas and Mining sectors are impacted by economics, commodity prices, cost reduction and efficiencies, technological advancements, and political and regulatory drivers (including carbon emission reductions). Other considerations include alternative fuels, aging infrastructure, and energy efficiency trends. These highly cyclical sectors can experience rapid and dramatic fluctuations in price and supply and demand.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market. Regulations, infrastructure age, the location of supply and demand for transmission and distribution, and renewable subsidization also influence activity in our Power sector.

For the WaterPower & Dams sector, significant drivers include climate change and the associated demand for hydroelectric power, both as a renewable generation source and for its ability to integrate other renewables (wind and solar). Aging infrastructure results in the need to rehabilitate, modernize, and upgrade existing dam and hydroelectric facilities.

Environmental Services

Our Environmental Services business operating unit performs services in various capacities across all Company sectors, though most significantly in our Energy & Resources business operating unit and our Transportation and Commercial sectors. Therefore, the drivers for Environmental Services overlap with those affecting other business operating units. Following are the most significant drivers affecting Environmental Services: economic and political conditions, environmental regulations, emphasis on public safety and disaster resiliency, demand for emergency site remediation planning and cleanups, Indigenous involvement in resource-based projects, technology mega trends and increased spending on infrastructure improvements.

Infrastructure

Our Infrastructure business operating unit is driven by a combination of economic, demographic, urbanization and housing, technology, public funding, and regulatory factors. Additional drivers include oil prices, employment rates, interest rates, public and active transport usage, technological advancements, aging infrastructure, resiliency trends, regulatory changes, elections, and alternative project delivery. Drivers specific to key market sectors include the housing-affordability crisis (Community Development), connected and autonomous vehicles (Transportation), and Smart Cities and design-build (Transportation). Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-17

Water

Our Water business operating unit completes work for both private and public sector entities. Water is driven primarily by regulations, increased water demands, changing nature of water supplies, and public funding. Our primary drivers include aging infrastructure, resiliency strategies, demographic shifts, climate change, globalization and geopolitics, technology, and economic mega-cycles.

Construction Services

Key performance drivers for Construction Services are similar to the drivers for the Water business operating unit in Consulting Services. Specifically, trends that are expected to impact water infrastructure requirements and drive growth in the sector include demographic shifts, water scarcity, climate change, globalization and geopolitics, technology, and economic cycles. Design-build opportunities in the water market also mean that we can bundle our Construction Services with our Consulting Services to better capture more of these opportunities.

Key Internal Drivers

Growth opportunities

We aim to achieve consistent growth and profitability by sustaining excellence and remaining committed to our clients, employees, shareholders, and our diversification strategy.

We effectively service our existing regional and local clients, develop new client relationships, and grow our reputation and business where opportunities exist. This approach to market presence makes us less likely to be affected by downturns in regional economies.

Organic growth has been and continues to be an element of our strategy. To achieve growth, we leverage client relationships by cross-selling, following a sector-based approach, and by delivering our Account Management and our strategic pursuits and campaign programs. We refine internal strategies that promote a culture of revenue generation in all areas of our Company.

Acquisitions are also key to our strategy. Increasing the depth of our capabilities and broadening our geographic coverage leads to growth and better client service. For 2018, we will continue to follow our successful acquisition strategy for North America: we will maintain operational excellence, coordinate acquisition timing with integration efforts, and thoughtfully select targets that meet our sector and regional needs. Beyond North America, we will focus on growing our United Kingdom, Australia, and New Zealand operations.

Employees

Our people remain at the core of what we do. We strive to attract and retain the best employees in the field and are committed to supporting, fostering, and investing in each employee’s success through a culture of opportunity, equity, development, diversity, and innovation. Specific career streams provide employees with career development direction and growth opportunities based on their primary area of interest. We also have a formalized succession planning process and offer a number of leadership programs. Our Diversity and Inclusion (D&I) Councils foster a workplace that supports the unique differences of our clients and employees.

We measure the success of our various employee initiatives through retention rates, employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Senior leadership

Our Executive Vice President Team (EVPT) is made up of our senior leaders: the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), chief practice and project officer (CPO), and executive vice presidents (EVPs). The EVPT oversees the Company’s overall performance,

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-18

including developing and monitoring our business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. EVPs are specifically responsible for the performance of our reportable segments and business operating units.

Our ability to align the activities of our senior leadership and other key employees with our short- and long-term financial and strategic goals is a key driver of our success. In addition to fixed salaries, we provide short- and long-term compensation on a discretionary basis. For additional information regarding our executive compensation, refer to our Management Information Circular.

Account Management and strategic pursuits

Over the last two years, we have evolved our Account Management platform to improve our ability to gather client intelligence information, improve pursuit tracking, and enable our leadership teams to more actively engage with our clients. We regularly survey our clients to improve our performance by better understanding their needs.

To increase the effectiveness of our strategic positioning activities, a multipronged Position to Win Program was launched in 2017 and will continue to evolve in 2018. A standard and consistent business development framework provides a common sales process and sales language, enabling Stantec employees to work better together to propel our organic growth.

Alternative project delivery

We continue to put only a portion of our project bid fee at risk in return for a success fee in our public-private partnership (P3) and design projects. When appropriate, we will consider putting more of our upfront fee at risk in return for a higher success fee or for some long-term equity in the project. In 2018, we will continue this approach, and this potential upfront investment will continue to be used selectively on projects with the right risk oversight, terms and conditions, and project and partner combinations and will be subject to the review and approval of the Major Project Risk Committee before proposing the concept to our partners.

Creativity & Innovation Program

The Creativity & Innovation (C&I) Program is designed to support our people to explore new and enhanced services or solutions that benefit us, our clients, and our communities, and that enhance our reputation, competitive position, and, ultimately, our financial performance. The program is intended to provide annual monetary and non-monetary support and visibility to creativity and innovation in all its forms, both in the services that we bring to our clients and the services that support our internal operations.

External positioning

We bring our industry expertise and leading-edge creativity to the geographic areas we serve. The closer we are to our clients, the more we can build strong, successful working relationships. Through technology, effective communication, collaboration, and combined knowledge, our teams provide services and solutions from different geographic locations across the Company.

Ethics and integrity

Our reputation remains a significant asset; therefore, our focus continues to be on aligning our actions and decisions with our ethics and integrity policies. One way we ensure this is by conducting annual mandatory ethics, integrity, and anti-corruption compliance training for all employees. We articulate our high standard of business practices through our Project Management Framework, Code of Business Conduct, and policies and practices. We also engage an outside agency to monitor, review, and report any issues identified through our Integrity Hotline.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-19

Health, safety, security, and environment

We work together for safety—at work, at home, and in our communities. We foster a safety culture that encourages making safe choices for ourselves and those around us so we all return home safely each day. Our Occupational Health and Safety Management System helps our employees, clients, and subcontractors understand the health, safety, security, and environmental risks related to their work so that they can identify hazards and assess and manage risk. We conduct regular audits and inspections, provide employee training, and maintain stringent hazard recognition and control processes.

Project Management

Since the MWH acquisition, we have incorporated best practices from both companies to help create integrated PM tools and processes, and in 2018 we will continue to build out our Project Management (PM) Ecosystem, processes, and tools that support project management, including embedding the PM career path. The enhanced tools and processes will help us share work more easily, manage our business better, and speak a common PM language, resulting in the PM leadership we need to execute projects exceptionally. We believe these enhancements will be key differentiators and catalysts for growth in the competitive marketplace.

We understand the need to enhance our earned value management culture, regularly update project processes, and recognize the revenue we earn based on the progress we achieve. Integrating the legacy MWH project financial management processes with Stantec’s legacy processes has provided Stantec with a robust set of business processes that drive earned value. We have incorporated these processes into our Integrated Management Platform and will deploy them through 2018.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our Enterprise Management System, to execute projects effectively, and we will continue to invest in these tools in 2018.

Practice technology and global platform development

Our Company embraces digital technologies that help us improve and deliver professional services to clients. We have a dedicated Practice Technology team that studies and develops new technology solutions to ensure market differentiation, drive productivity gains, and bring industry recognition for innovation to Stantec. We also recognize the importance of cybersecurity and therefore have a comprehensive IT security program designed to predict, prevent, detect, and respond to cybersecurity threats. (Cybersecurity is further described in the Risk Factors section of this report.)

The global platform development and integration of Stantec’s business processes, practices, and systems continues in 2018. We need to closely manage scope by standardizing current Stantec North American business and system practices wherever possible, unless local legislation or critical client requirements need to be met.

Sustainability

At Stantec, sustainability means reducing the environmental impacts and improving the social impacts of our operations while governing ourselves responsibly. Through the services we offer, we help our clients do the same.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-20

Our clients deal with escalating temperatures, water scarcity, unprecedented storms, social protests, and loss of biodiversity. Through the services we offer, we respond to these significant climate change-related challenges and promote sustainable development. Stantec sustainability professionals design LEED buildings and renewable energy systems, engineer net-zero and net-positive energy buildings, develop greenhouse gas inventories and energy action plans, provide clean water through water and wastewater treatment, deliver water reuse and recycling solutions, support sustainable supply chain capacity building, and incorporate sustainability practices into infrastructure design by applying the Envision rating system.

In our internal operations, we take responsibility for the impacts of our operations and choose approaches of least impact to the environment through an ISO-certified environmental management system as well as emission, energy, and waste-reduction programs.

Stantec tracks and reports our progress in our annual Sustainability Report (compliant with the Global Reporting Initiative) and our submissions to the Carbon Disclosure Project (CDP). We have participated in the United Nations Global Compact since 2015 and actively support the UN Sustainable Development Goals.

Community engagement

Our purpose is to create communities. We target donating up to 1% of our annual pre-tax profits through direct cash contributions or services in kind to charitable and not-for-profit endeavors in the arts, in education, in the environment, and in health and wellness.

In 2017, our Company contributed approximately $3 million to community engagement activities in arts, education, environment, and health and wellness. In addition to these funds, we continued to give back to our communities by volunteering, fundraising, and partnering with charitable and community organizations to work on social projects, environmental projects, and charitable initiatives. For example, as part of our Company-wide Stantec in the Community Week, more than 5,000 employees helped over 400 community organizations across 6 continents.

In every region, we make decisions with local input. We recognize that local employees best understand how to match our resources and capabilities to our communities’ priorities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making, ensuring our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since the public trading of our shares began on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 19.3%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions almost entirely by using cash generated from operations, credit facilities, and vendor notes. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-21

Financial Performance

Selected Annual Information

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share amounts and percentages)	2017	2017 vs. 2016 (%)		2016	2016 vs. 2015 (%)		2015

Gross revenue	5,140.1	19.5%		4,300.1	49.5%		2,877.2
Net revenue	3,417.3	10.3%		3,098.4	30.5%		2,373.7
EBITDA (note)	424.1	26.1%		336.3	9.8%		306.3
Adjusted EBITDA (note)	363.4	3.2%		352.3	15.5%		305.1
Net income	97.0	(25.7%	)	130.5	(16.6%	)	156.4
Adjusted net income (note)	202.0	11.5%		181.1	(4.1%	)	173.9
EPS – basic	0.85	(30.3%	)	1.22	(26.5%	)	1.66
EPS – diluted	0.85	(30.3%	)	1.22	(26.1%	)	1.65
Adjusted EPS – basic (note)	1.77	4.7%		1.69	(8.6%	)	1.85
Adjusted EPS – diluted (note)	1.77	4.7%		1.69	(8.2%	)	1.84
Cash dividends declared per common share	0.50	11.1%		0.45	7.1%		0.42

Total assets	3,880.9	(9.4%	)	4,284.7	83.0%		2,341.9
Total long-term debt	739.6	(27.5%	)	1,020.5	179.3%		365.4

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definitions section of this report.

Acquisitions

Consideration for acquisitions completed was $28.4 million in 2017 and $1.2 billion in 2016. We completed the following acquisitions in 2017:

●	On April 28, 2017, we acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix), adding 22 staff to our Company. Inventrix, based in Seattle, Washington, provides expertise in mechanical engineering.

●	On July 28, 2017, we acquired all the shares and business of RNL Facilities Corporation (RNL), adding approximately 130 staff to our Company. Based in Denver, Colorado, RNL provides expertise in architecture, interior design, urban design, and landscaping.

●	On October 27, 2017, we acquired certain assets and liabilities of North State Resources, Inc. (NSR), adding approximately 60 staff to our Company. Based in Redding, California, NSR provides expertise in physical, biological, and environmental sciences.

Divestitures

On May 5, 2017, we completed the sale of the shares of our software business, Innovyze, to the EQT Mid Market US fund, part of the international alternative investments firm EQT, for gross proceeds of $369.1 million (US$270 million), less working capital adjustments, resulting in net cash proceeds of $336.9 million. This sale transaction resulted in an accounting gain of $54.6 million. We recorded a tax expense of $94.5 million on this transaction resulting in an after-tax negative impact to net income of $39.9 million.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-22

The $352.6 million gain for tax purposes was higher than the accounting gain because the adjusted cost base (for tax purposes) of Innovyze was $9.0 million, resulting in a current tax provision of $124.1 million (further explained in the Income Taxes section of this report) and we reversed $29.6 million of deferred taxes that was previously recognized.

We used the net proceeds on sale, less taxes payable and certain transaction costs, to repay $221.3 million of our long-term debt.

Discussion of Operations

The following table summarizes our key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount of each key operating result:

	Year Ended Dec 31
	Percentage of Net Revenue			Percentage Increase (Decrease) *

	2017		2016	2017 vs. 2016

Gross revenue	150.4%		138.8%	19.5%
Net revenue	100.0%		100.0%	10.3%
Direct payroll costs	46.5%		45.9%	11.8%
Gross margin	53.5%		54.1%	9.0%
Administrative and marketing expenses	42.8%		43.1%	9.6%
Other (income) expense	(1.7%	)	0.1%	n/m
EBITDA	12.4%		10.9%	26.1%
Depreciation of property and equipment	1.6%		1.7%	6.6%
Amortization of intangible assets	2.3%		2.4%	5.9%
Net interest expense	0.8%		1.0%	(9.8%	)
Income before income taxes	7.7%		5.8%	45.7%
Income taxes	4.9%		1.6%	231.0%
Net income	2.8%		4.2%	(25.7%	)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The percentage increase in gross and net revenue in 2017 compared to 2016 was due to acquisition growth and organic growth and was partly offset by the impact of foreign exchange rates on revenue earned in foreign subsidiaries. (See the Gross and Net Revenue section that follows for more information.) We were negatively impacted by a decrease in gross margin as a percentage of net revenue. This was partly offset by declines in administrative and marketing expenses, amortization of intangible assets, and net interest expense as a percentage of net revenue in 2017 compared to 2016.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-23

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs proportionately higher costs. For construction projects, we use subcontractors to provide specialized building services such as earthwork, HVAC, electrical, piping, local craft labor, and design- and engineering-related services. Construction direct costs include expenditures for insurance, travel, and meals, and purchases of materials and equipment (such as membranes, pumps, steel, concrete, aggregate, pipe, and electrical components) to install into facilities.

For this analysis and in the tables that follow, revenue earned by acquired companies in the first 12 months following an acquisition is reported initially as revenue from acquisitions and thereafter as organic revenue.

Consulting Services generates approximately 70% of gross revenue in foreign currencies primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. Fluctuations in these currencies had a $75.4 million negative impact on our gross revenue results in 2017 compared to 2016 as further described below:

●	The Canadian dollar averaged US$0.76 in 2016 and US$0.77 in 2017—a 1.3% increase. The strengthening Canadian dollar had a negative effect on gross and net revenue in 2017 compared to 2016.

●	The Canadian dollar averaged GBP0.58 in 2016 and GBP0.60 in 2017—a 3.4% increase. The strengthening Canadian dollar had a negative effect on gross and net revenue in 2017 compared to 2016.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2017 compared to 2016.

Our contract backlog was $3.9 billion at December 31, 2017—$2.8 billion in Consulting Services and $1.1 billion in Construction Services—which is consistent with December 31, 2016. Backlog increased organically but was offset by the strengthening Canadian dollar. We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. (Backlog, a non-IFRS measure, is further described in the Definitions section of this report.) Only approximately the first 12 to 18 months of the total value of secured work for a project is included in contract backlog.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-24

Acquisitions

Following is a list of acquisitions completed in 2016 and 2017 that impacted our four reportable segments and our five business operating units within Consulting Services:

CONSULTING SERVICES - BUSINESS OPERATING UNITS
	MONTH		Energy &	Environmental
REPORTABLE SEGMENTS	ACQUIRED	Buildings	Resources	Services	Infrastructure	Water

Consulting Services - Canada
MWH	May 2016		●

Arch | TB	Dec. 2016	●

Consulting Services - United States
Bury	Mar. 2016	●			●

MWH	May 2016		●	●		●

VOA	May 2016	●

Edwards & Zuck	Sept. 2016	●

Inventrix	Apr. 2017	●

RNL	Jul. 2017	●

NSR	Oct. 2017			●

Consulting Services - Global
MWH	May 2016		●	●	●	●

RNL	Jul. 2017	●

Construction Services
MWH	May 2016	n/a	n/a	n/a	n/a	n/a

n/a = not applicable

Gross Revenue and Net Revenue by Reportable Segments

The following charts and tables summarize gross and net revenue as well as gross and net revenue growth in our two service offerings and four reportable segments:

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-25

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2017	2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	1,191.7	1,168.8	22.9	10.0	n/a	12.9	1.1%
United States	2,226.0	2,062.9	163.1	209.5	(40.3)	(6.1)	(0.3%	)
Global	611.0	423.2	187.8	167.9	(10.4)	30.3	7.2%

Total Consulting Services	4,028.7	3,654.9	373.8	387.4	(50.7)	37.1
Percentage growth (retraction)				10.6%	(1.4% )	1.0%
Construction Services	1,111.4	645.2	466.2	372.9	(24.7)	118.0
Percentage growth (retraction)				57.8%	(3.8% )	18.3%

Total	5,140.1	4,300.1	840.0	760.3	(75.4)	155.1	3.6%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting

Services—Global reportable segments.

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2017	2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	1,027.6	1,020.6	7.0	6.3	n/a	0.7	0.1%
United States	1,714.7	1,595.9	118.8	149.5	(30.6)	(0.1)	0.0%
Global	431.5	310.2	121.3	119.4	(6.7)	8.6	2.8%

Total Consulting Services	3,173.8	2,926.7	247.1	275.2	(37.3)	9.2
Percentage growth (retraction)				9.4%	(1.3% )	0.3%
Construction Services	243.5	171.7	71.8	89.2	(10.2)	(7.2)
Percentage growth (retraction)				52.0%	(5.9% )	(4.2% )

Total	3,417.3	3,098.4	318.9	364.4	(47.5)	2.0	0.1%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting

Services—Global reportable segments.

Consulting Services – Canada

In our Consulting Services – Canada operations, gross revenue increased 2.0% and net revenue increased 0.7% in 2017 compared to 2016. Organic gross revenue grew 1.1% and organic net revenue grew 0.1% in 2017 compared to 2016. Organic revenue growth was seen primarily in our Mining and Power sectors and our Buildings and Infrastructure business operating units; this growth was partly offset by retraction in our Oil & Gas and WaterPower & Dams sectors and our Environmental Services business operating unit.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-26

Our Buildings business operating unit saw organic growth in 2017 in Ontario, Alberta, and British Columbia because of the mobilization of new project wins. This growth was offset by retraction in the other provinces due to fee pressures, reduced government spending, and private sector investment slowing down because of soft commodity prices.

In our Energy & Resources business operating unit, our Oil & Gas sector experienced organic revenue retraction. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients, so we increased our focus on renewable energy in Alberta, Saskatchewan, and Ontario. Our additional focus on the industrial market has resulted in major wins and an improved backlog. Growth in our Power sector in the Atlantic region offset retractions in other parts of Canada. Mining revenues grew organically in 2017 compared to 2016 because we secured a major project in Q2 17.

In our Environmental Services business operating unit, revenue retracted in 2017 compared to 2016, mainly in the oil and gas market in western Canada. This was partly offset by growth in other provinces. Environmental Services continued to face pricing pressure as clients reviewed their supply chain for opportunities to gain efficiencies; therefore, our margins were impacted. Organic revenue retraction slowed, as evidenced by recent wins, including some new clients and an increase in small project opportunities. Although the oil and gas and mining markets were challenged across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs and the award and execution of a few assessment projects. We saw growth in government infrastructure spending, including spending for Indigenous communities.

The Community Development sector in our Infrastructure business operating unit saw strong growth in eastern Canada and southern Alberta; however, central and northern Alberta retracted due to the continuing weakness in the oil and gas market. Alberta is in the early stages of economic recovery. We expect it will be some time before business volume increases and competitive pressure on fees softens. Because of increased government investment in infrastructure, we had new opportunities to pursue interdisciplinary services: for example, we secured the Calgary Foothills Cancer Centre and the Calgary Green Line Light Rail Transit Corridor projects.

Also, in the Infrastructure business operating unit, our Transportation business—in particular, our Transit & Rail sector—continued to show organic growth, benefiting from 2016 provincial budgets that provided stimuli for infrastructure spending. Significant investment in transit markets in Alberta and British Columbia was partly offset by retraction in our Quebec operations because existing large-scale projects were winding down.

Our Water business operating unit had slight growth in 2017 compared to 2016. Growth in eastern Canada was partly offset by retraction in western Canada and Quebec. Major projects were completed in Alberta and the economy slowed down in the Prairie provinces (a result of the continued slowdown in natural resource revenues). This slowdown impacted greenfield and brownfield investments in water and wastewater infrastructure.

Consulting Services – United States

In our Consulting Services – United States operations, gross revenue increased 7.9% and net revenue increased 7.4% in 2017 compared to 2016. Revenue grew in 2016 compared to 2017 because of acquisition growth mainly in our Buildings and Water business operating units. Organic gross revenue retracted by 0.3% and organic net revenue was flat in 2017 compared to 2016. The retraction in organic revenue was largely driven by our Water and Environmental Services business operating units and offset by organic growth in our Buildings and Infrastructure business operating units and WaterPower & Dams and Power sectors.

Organic gross revenue growth in our Buildings business operating unit resulted mainly from steady activity in the healthcare and commercial markets; we saw increased opportunities in the southwestern United States, particularly in our Education sector.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-27

In our Energy & Resources business operating unit, WaterPower & Dams had large new projects in the West. Growth in our Power business was assisted by renewable energy and distributed power generation along with continued penetration in the transmission and distribution markets.

Our Environmental Services business operating unit was impacted by low commodity prices, reduced capital spending, the winding down of some larger projects, and the effect of decreased rates due to downward pricing pressures in the oil and gas sector. The retraction was partly offset by growth in our Power and Transportation sectors. We experienced increased activity in airport, rail, and highway and road projects, particularly in our eastern US operations, and we saw strong backlog spread across all our primary sectors. We expanded our services in the manufacturing sector to serve MWH’s key legacy clients.

In our Infrastructure business operating unit, our Community Development sector benefited from favorable and stable market indicators, including employment rates, housing demand, interest rates, and economic conditions.

Growth in the Transportation sector of our Infrastructure business operating unit was moderate, impacted by a retraction in our Central operations because significant projects—such as the State Highway 288 Toll Lanes and Loop I-375—are nearing design completion and certain projects in Ohio and Illinois have been delayed. Otherwise, an expanding US economy and our North American strategic market position led to an increase in organic growth opportunities, especially in APD. Because of our maturity and prominence in the Transportation sector, we are more selective when choosing the construction consortiums we want to team with in this expanding APD market, we attract top talent more easily, and we increase our diversity. Plus, our maturity in numerous locations throughout North America and our ability to serve our clients on all projects, regardless of size or prominence, better position us to compete in both large and small markets. Growth in Transportation was also positively influenced by a renewed investment in infrastructure, particularly in the Northeast, and localized gas tax increases in some states.

The Water business operating unit experienced organic gross and net revenue retraction in 2017 compared to 2016. This was due primarily to the $5 million downward revenue adjustment on a major design-build project, resulting from additional costs and design and project scope issues. Our core consulting business was flat year over year with retraction in the West and Pacific Northwest offset by growth in APDs and in the South and Southwest. In the Water Program Management group, several major tasks and entire programs that were active in 2016 ended shortly after year-end. Further, work on the Atlanta, San Jose, San Diego, and Willamette programs slowed down temporarily. However, amendments have been signed for additional work for these programs.

Consulting Services – Global

In our Consulting Services – Global operations, gross revenue increased 44.4% and net revenue increased 39.1% in 2017 compared to 2016. Acquisition revenue increased because of the MWH acquisition in 2016. Organic gross revenue grew 7.2% and organic net revenue grew 2.8% in 2017 compared to 2016.

In our Environmental Services business operating unit, we experienced organic revenue growth, fueled by increased private sector activity in southern Europe. We also experienced growth in our environmental remediation offerings in northern Europe.

Our Water business operating unit experienced year-over-year growth in 2017. The UK Water business saw continued strong revenue volume through the Asset Management Programme 6 (AMP6) cycle. As well, the Water sector in Australia and New Zealand benefited from higher public sector spending. These gains were partly offset by retraction in water-related foreign aid project business and retraction in our Middle East operations where infrastructure spending in the region was impacted by political uncertainty and low energy prices.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-28

Organic revenue growth was offset by softness in our WaterPower & Dams sector and Buildings business operating unit. The decline in our WaterPower & Dams revenue was due to the completion of the Panama Canal Third Set of Locks project. Revenue in our Buildings business operating unit was down primarily in the Middle East, an area impacted by low energy prices and political instability. We also saw a decline in the Mining sector over the previous year. Because of project delays and cancellations, Mining revenue was down in Latin America and Australia, where capital spending by mining companies remains depressed. But the mining sector did show signs of recovery as the year progressed.

Highlights of projects secured in 2017 include a commissioning by the Regional Transit Authority (RTA) of the Government of Dubai to develop a Code of Practice. This will provide manufacturers with clarity on the nature of the upcoming regulatory and testing framework that the RTA will implement on the path to full deployment of self-driving vehicles on Dubai’s roads. We were also awarded a contract to design upgrades to State Highway 58 in New Zealand.

Construction Services

In our Construction Services operations, gross revenue increased 72.3% and net revenue increased 41.8% in 2017 compared to 2016. Organic gross revenue grew 18.3% and organic net revenue retracted 4.2% in 2017 compared to 2016. Construction Services revenue was generated primarily in the United States and United Kingdom. The United States generated $697.2 million in gross revenue ($122.0 million in net revenue). In Florida, Texas, and the western United States, we had significant and steady work on a number of major water and wastewater treatment plant construction projects. Also, activity increased on a major commercial contract in the western United States; under this contract, we are performing the construction management and project management services for a major manufacturer.

The remaining $414.2 million in gross revenue ($121.5 million in net revenue) was earned mainly in the United Kingdom, driven by ongoing construction activities for water utilities in the third year of the Asset Management Programme 6 (AMP6) cycle.

Gross Revenue and Net Revenue by Consulting Services – Business Operating Units

The following tables summarize gross revenue and gross revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	2017	2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	898.1	818.2	79.9	85.2	(10.6)	5.3	0.6%
Energy & Resources	479.2	418.5	60.7	57.6	(8.4)	11.5	2.7%
Environmental Services	683.8	636.5	47.3	55.4	(5.8)	(2.3)	(0.4%)
Infrastructure	1,090.4	1,059.7	30.7	20.4	(13.9)	24.2	2.3%
Water	877.2	722.0	155.2	168.8	(12.0)	(1.6)	(0.2%)

Total Consulting Services	4,028.7	3,654.9	373.8	387.4	(50.7)	37.1
Percentage growth (retraction)				10.6%	(1.4% )	1.0%

note: Comparative figures have been reclassified due to a realignment of several business lines.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-29

Net Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	2017	2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	714.8	665.8	49.0	61.3	(8.0)	(4.3)	(0.6%	)
Energy & Resources	401.5	367.9	33.6	44.9	(6.3)	(5.0)	(1.4%	)
Environmental Services	458.9	443.1	15.8	29.3	(2.8)	(10.7)	(2.4%	)
Infrastructure	899.1	866.2	32.9	17.9	(10.7)	25.7	3.0%
Water	699.5	583.7	115.8	121.8	(9.5)	3.5	0.6%

Total Consulting Services	3,173.8	2,926.7	247.1	275.2	(37.3)	9.2
Percentage growth (retraction)				9.4%	(1.3% )	0.3%

note: Comparative figures have been reclassified due to a realignment of several business lines.

Buildings

Organic gross and net revenue in the Buildings business operating unit were both flat when comparing 2017 to 2016. Organic revenue was impacted by the decline in the oil and gas markets, which affected private and public spending in our western Canadian and Middle East operations. The declines in Canada were offset by significant project wins, primarily in the healthcare sector. In the United States, gross revenue increased partly due to strategic acquisitions completed in 2016. We also benefited from the urbanization trend across North America as inner cities are revitalized. Our Civic sector provided a range of services that responded to these needs.

Highlights of projects secured in 2017 include design-build services for Phase One of the Royal Columbian Hospital Redevelopment Project in New Westminster, British Columbia, which includes a new acute mental health and substance use building, an energy center, a data center, underground parking, and other upgrades. We also secured a contract to design the Colorado Rockies West Lot, a mixed-use entertainment facility—approximately 650,000 square feet (60,000 square metres)—adjacent to the Colorado Rockies baseball stadium in Denver, Colorado. During Q4 17, we secured two student housing projects for the University of California, Davis (Orchard Park and West Village). We will serve as subcontractor to Pyatok for this project, providing interior design, landscape design, and MEP (mechanical, electrical, and plumbing). Stantec will serve as Prime Architect for the West Village project, while also providing interior design, landscape design, and MEP.

Energy & Resources

In our Energy & Resources business operating unit, Mining had increased activity in Canada and Power experienced growth in Canada and the United States. However, we experienced organic revenue retraction in our Oil & Gas sector and Global Mining sector. Sustained weakness in the oil and gas sector in Canada continued to impact our engineering services. Despite a slowdown caused by uncertain market conditions, our midstream business in our Oil & Gas sector continued to be awarded new work because of our strong client relationships. In our Power sector, we secured projects because of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. Our Mining sector’s organic revenue growth was positive in 2017 because of improvements in the mining market. The 2016 retraction was challenging for our Mining sector, but the number of small and midsized capital project opportunities resulted in a turnaround in 2017.

In 2017, Stantec helped ensure that California’s Oroville Dam Spillway repairs were completed in time for the winter weather. Stantec’s efforts included the design, construction management, and biological monitoring to replace a key transmission line under threat of washout from erosions caused by the spillway damage; the engineering design, construction management, and oversight of the Oroville Spillway Recovery Project; as well as

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-30

the ongoing Federal Energy Regulatory Commission (FERC) relicensing (since 2000) and implementation (since 2007) for the entire Oroville Facilities Project.

Highlights of other significant projects secured in 2017 include the design work for the Gross Reservoir Expansion Project in Colorado, which will raise the dam’s height from 340 to 471 feet (from 104 to 144 metres), tripling its water storage and providing water for an additional 54,000 single-family homes per year. We also secured a contract to provide underground mining engineering design and reserve estimation for a platinum mine in South Africa.

Environmental Services

Environmental Services was impacted by low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector. This led to delays and cancellations and put downward pressure on project fees. Existing large-scale projects continued to wind down; however, the oil and gas industry showed signs of increasing activity in late 2017. Our North American operations continued to win a stream of smaller lower-margin projects because of our strong client relationships and industry expertise, and larger opportunities are emerging in the western Canada midstream sector.

Highlights of projects awarded in 2017 include a contract to conduct specialized technical studies (such as air and water quality) for projects undertaken by the Los Angeles Department of Water and Power. We will also provide environmental assessment and documentation services, assistance with permit acquisition, and mitigation monitoring. As well, we won a contract to provide environmental inspection support for Pacific Gas and Electric Company’s (PG&E’s) Environmental Inspections Program, specifically supporting their Air-Water-Hazardous Materials team to ensure that PG&E’s construction activities comply with environmental requirements and laws and regulations.

Infrastructure

In our Infrastructure business operating unit, our Community Development sector had organic growth in 2017 compared to 2016 since both Canada and the United States experienced stable demand for housing, continued interest in Canadian and US urban design projects, and an increase in mixed-use commercial projects. Plus, our Transportation sector saw organic growth due to increased revenue across all major subsectors.

Highlights of projects secured in 2017 include Stantec joining a Traffic and Transportation Engineering Professional Services panel to provide efficient professional services for small to midsized transportation projects in Auckland, New Zealand, from 2017 to 2022. In addition, our Community Development team won the Alberta Infrastructure contract to provide project management, preliminary design, detailed design, and construction management for the next five years on the 2,000-acre (809-hectare) Parsons Creek master-planned community development in Fort McMurray, Alberta. We also won a bid to lead design services on the 9.8-mile (15.7-kilometre) Long Island Rail Road Third Track Expansion Project in New York state.

Water

In our Water business operating unit, our Canadian business experienced organic revenue growth, and our Global business had strong organic revenue growth. This growth was offset by retraction in the United States due to the downward revenue adjustment on a major design-build project and temporary slowdowns in the Water Program Management group. Our gross revenue acquisition growth of $168.8 million is net of a $26.4 million reduction in revenue in 2017 compared to 2016 due to the sale of Innovzye.

Highlights of projects awarded in 2017 include the construction management services for the Willamette Water Supply Program, a US$1.2 billion project to develop a resilient and redundant water supply for communities in Washington County, Oregon. We were also awarded a contract to implement an inspection and enforcement program for industrial and commercial facilities using New York City’s Municipal Separate Storm Sewer System, which captures and diverts stormwater runoff to protect and improve the city’s water quality. In addition, Yorkshire Water appointed Stantec to be its strategic planning partner for the United Kingdom’s Asset Management

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-31

Programme 7 (AMP7) for the next seven years (with an option to extend five more years). AMP7 is intended to improve the utility’s service delivery, resilience, innovation, and affordability for customers.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model, which provides two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

Gross margin as a percentage of net revenue decreased from 54.1% in 2016 to 53.5% in 2017. Gross margin as a percentage of net revenue was impacted by a decrease in our Consulting Services – Canada margins and by the addition of the Construction Services business, which generates a lower margin than Consulting Services. The impact of Construction Services was greater in 2017 because it included a full year of operations compared to eight months in 2016. These decreases were partly offset by an increase in our Consulting Services – United States and Consulting Services – Global margins.

The following table summarizes our gross margin percentages by reportable segments:

	2017	2016	Change

Consulting Services
Canada	53.7%	53.9%	(0.2%)
United States	55.9%	55.3%	0.6%
Global	58.3%	58.1%	0.2%
Total Consulting Services	55.5%	55.1%	0.4%
Construction Services	27.1%	37.0%	(9.9%)

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

In our Consulting Services – Canada operations, the decrease in gross margin in 2017 compared to 2016 resulted from the mix of projects. The increase in gross margins in our Consulting Services – United States and Consulting Services – Global operations resulted mainly because of higher margins in the mix of projects acquired from MWH.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services. Margins decreased in 2017 compared to 2016 due to project life completion dates being extended for certain UK-based projects and higher job closeout and labor costs on certain US-based projects. Also, a US facility management project with a lower margin had higher activity in 2017 than in 2016.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-32

The following table summarizes our gross margin percentages by business operating unit for Consulting Services:

	2017	2016	Change

Consulting Services
Buildings	54.7%	54.5%	0.3%
Energy & Resources	52.0%	51.1%	0.9%
Environmental Services	57.3%	57.6%	(0.3%)
Infrastructure	55.2%	53.3%	1.9%
Water	57.6%	59.1%	(1.5%)
Total Consulting Services	55.5%	55.1%	0.4%

note: Comparative figures have been reclassified due to a realignment of several business lines.

In our Buildings business operating unit, gross margin increased in 2017 compared to 2016 as a result of lower employee costs and an increase in contract revenue on a major project in the Middle East. These increases were partly offset by a decrease in gross margins in our Canadian operations due to increased competition.

Our Energy & Resources business operating unit had higher margins in 2017 than in 2016, mainly due to the mix of projects acquired from MWH. In Canada, reduced capital investment in our Oil & Gas and Mining sectors resulted in reduced margins on projects that were awarded in the year.

Our Environmental Services business operating unit had lower margins, mainly because of clients’ downward pressures on fees and reduced subconsultant markups in response to economic challenges in certain markets, especially in the oil and gas industry in our Canadian operations. In the United States, gross margins remained relatively flat while Global gross margins grew in 2017.

Infrastructure had higher margins in 2017 than in 2016 due to the mix of projects and improved margins in Transportation, which led to higher utilization and efficiencies. This market has improved, resulting in a reduced impact from low-cost competitors. Another positive influence on margin was the completion of a major project that provided negative revenue impacts in 2016.

Water had lower margins in 2017 than in 2016 due to the May 5, 2017, divestiture of Innovyze; as a software business, Innovyze operated at high margins.

Administrative and Marketing Expenses

As a percentage of net revenue, our administrative and marketing expenses decreased from 43.1% in 2016 to 42.8% in 2017, falling within the expected range of 41% to 43%. Excluding the impact of $14.5 million in acquisition-related costs in 2016, our administrative and marketing expense as a percentage of net revenue was 42.6% in 2016. Administrative and marketing expenses as a percentage of net revenue fluctuates from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period as well as by business development and acquisition integration activities.

When 2016 is adjusted to 42.6%, administrative and marketing expenses as a percentage of net revenue remained consistent year over year. Cloud-based software subscriptions and customization costs and investments in our core infrastructure increased by approximately $12.0 million. Costs incurred for project and financial MWH Americas integration activities were approximately $3.5 million because of lower utilization. Our provision for self-insurance costs increased by $13.3 million mainly due to the inclusion of MWH. Professional and audit fees increased by $3.9 million because additional fees were incurred for regulatory and planning activities, such as SOX compliance and tax advice regarding the US tax reform, and for the reorganization of certain global entities to align them under a common UK parent company. These increases were partly offset by a $3.5 million reduction in severance payments and an $11.3 million decrease in lease exit and occupancy costs because we consolidated our offices and optimized our existing office space.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-33

Depreciation of Property and Equipment

Depreciation increased $3.4 million year over year. As a percentage of net revenue, depreciation of property and equipment decreased from 1.7% in 2016 to 1.6% in 2017. This decrease is due to the following: (i) a decrease in additions to property and equipment as a percentage of net revenue over the last three years and (ii) a $2.5 million decrease because of a prospective change from declining balance to straight-line depreciation. Additions (excluding acquisitions) to property and equipment were $62.1 million in 2017 compared to $58.7 million in 2016. We spent more in 2017 on property and equipment because of an increase in the number of leasehold improvements made to various office locations and an increase in engineering equipment.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. The $62.1 million of additions to property and equipment was $12.9 million less than our budgeted $75.0 million (set at the beginning of 2017) because we had fewer additions to computer equipment than we anticipated. Our capital expenditures during 2017 were financed by cash flows from operations.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. As at December 31, 2017, $10.3 million of the $262.4 million in intangible assets related to backlog.

The following table summarizes the amortization of identifiable intangible assets:

(In millions of Canadian dollars, except percentages)	2017	2016

Client relationships	30.2	26.8
Backlog	26.4	22.3
Software	17.2	21.6
Other	8.3	6.9
Lease disadvantage	(1.9)	(1.9)

Total amortization of intangible assets	80.2	75.7

The $4.5 million increase in intangible asset amortization from 2016 to 2017 was mainly due to an increase in backlog and client relationships from acquisitions completed in 2016 and 2017. The MWH acquisition in 2016 added $315.3 million to intangible assets in 2016; this was partly offset by the Innovyze sale. During 2017, we added $11.8 million to intangible assets: $6.1 million from acquisitions and $5.7 million mainly from renewing various software agreements.

The $5.7 million in additions to intangible software was below our budgeted $15.0 million (set at the beginning of 2017), mainly because certain planned software purchases were postponed.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-34

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. To determine indicators of impairment, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. Based on our review of intangible assets at each reporting period in 2017 and 2016, there have been no material indications of impairment. (See the Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Net Interest Expense

Net interest expense decreased by $2.8 million in 2017 compared to 2016. This decrease was primarily due to a $3.9 million breakage fee on our senior secured notes in 2016 and a $280.9 million decrease in our outstanding long-term debt at December 31, 2017, compared to December 31, 2016. These decreases were partly offset by an increase in interest rates on our revolving credit facility.

Repayments to our revolving credit facility of $221.3 million were made from proceeds received from the Innovyze sale. Additionally, payments of $66.4 million on notes payable from previous acquisitions were made to decrease notes payables from $127.2 million at December 31, 2016 to $60.8 million at December 31, 2017. The average interest rate for our revolving credit facility and term loan was 3.2% at December 31, 2017, and 3.13% at December 31, 2016. The weighted average interest rate on our notes payable was 3.46% in 2017 and 3.45% in 2016.

Foreign Exchange Losses and Gains

We reported a foreign exchange loss of $0.1 million in 2017 and $0.7 million in 2016. These foreign exchange losses arose from the translation of the foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange losses in 2017 and 2016 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

As at December 31, 2017, we had no material foreign-currency forward contracts.

Income Taxes

Our 2017 effective income tax rate was 63.2% compared to 27.8% in 2016. Our effective tax rate increased as a result of the following transactions: $94.5 million in net tax expense related to the sale of Innovyze, a $31.2 million one-time transition tax on deemed repatriated earnings resulting from the US tax reform, and a $3.2 million corporate reorganization tax charge. These increases were offset by a net recovery of $12.6 million from remeasuring deferred tax assets and liabilities pursuant to the US tax reform. Without the impact of these items, the effective tax rate would be 24.0%. The decrease in our effective tax rate from 27.8% in 2016 to 24.0% in 2017 was mainly due to the recognition of tax credits against income earned in jurisdictions with higher tax rates.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-35

Innovyze Sale

The sale of Innovyze had a net tax impact of $94.5 million on net income. The current tax provision of $124.1 million was partly offset by the reversal of $29.6 million of deferred taxes previously recorded. The taxable gain on the Innovyze sale was $352.6 million, which is higher than the $54.6 million accounting gain because the adjusted cost base of Innovyze was $9.0 million.

The shares of Innovyze were purchased as part of the MWH acquisition. Stantec acquired MWH in a taxable share acquisition where the tax basis of MWH’s shares was equal to the consideration paid. Special elections were not available to push down this consideration to the adjusted cost base of MWH’s subsidiaries. Therefore, the fair value of MWH’s assets purchased, including intangibles and goodwill, could not be considered when calculating the taxable gain on the Innovyze sale. In addition, for US federal tax purposes, the current tax due on the gain on the Innovyze sale was taxed as ordinary income at full US federal and state tax rates.

Out-from-Under Reorganization

In September 2017, we completed a reorganization of certain global entities that aligned them under a common UK parent company. We incurred a non-recurring cash tax expense of $3.2 million primarily related to taxable capital gains realized as a result of the reorganization. As part of our long-term strategy to make our corporate tax and organizational structures more efficient, this reorganization will allow for a more efficient repatriation of profits.

US Tax Reform

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act of 2017 (the Tax Act or tax reform). The Tax Act significantly revises the US corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21%, imposing a mandatory one-time transitional tax on accumulated earnings of foreign subsidiaries, introducing new tax regimes, and changing how foreign earnings are subject to US tax.

Changes included in the Tax Act and considered significant to our Company include the remeasurement of federal net deferred tax liabilities resulting from the reduction in the US statutory corporate tax rate from 35% to 21%, the mandatory one-time transition tax on the accumulated earnings of our foreign subsidiaries, and the option to claim enhanced accelerated depreciation deductions on qualified property acquired and placed in service after September 27, 2017, and before 2023.

We have reasonably estimated the effects of the Tax Act and recorded provisional amounts in our audited consolidated financial statements as at December 31, 2017. The remeasurement of the Company’s federal net deferred tax liabilities at the lower tax rate of 21% resulted in a tax recovery of approximately $12.6 million (US$9.9 million). In addition, we incurred an approximate $31.2 million (US$24.5 million) one-time transition tax on the accumulated earnings of our foreign subsidiaries. Therefore, the net tax increase was $18.6 million (US$14.6 million).

The federal liability associated with the one-time transition tax was approximately $29.3 million (US$23.0 million). We elected to apply carryforward foreign tax credits of $9.1 million (US$7.1 million) against the federal portion for a net liability of $20.2 million (US$15.9 million), payable over eight years with no interest charged. The state liability associated with the one-time transition tax was approximately $1.9 million (US$1.5 million) and is due in 2018. (See note 29 in our 2017 audited consolidated financial statements for more information on the balances due each year for the federal portion.)

The Tax Act permits that certain capital expenditures can be immediately expensed until December 31, 2022. We expensed capital expenditures of $9.2 million (US$7.2 million). A company may also elect not to immediately write off qualifying assets. We will reassess our tax position annually to determine the most appropriate course of action.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-36

When tax planning for 2018, we may consider other areas of the Tax Act—such as the base erosion anti-abuse tax (BEAT) and limitations on interest expense deductions. The BEAT subjects US corporations to a minimum tax after adding back base erosion payments (for example, payments made to foreign related parties through transfer-pricing arrangements). As additional guidance becomes available, we will consider our tax planning strategies to ensure an optimal approach is undertaken.

As we complete our analysis of the Tax Act, collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, we may make adjustments to our estimates on a prospective basis. In particular, estimates were used to determine the one-time transition tax and the remeasurement of deferred tax assets and liabilities.

Fourth Quarter Results

Overall Q4 17 Results

The following table summarizes our key operating results for Q4 17 as a percentage of net revenue and the percentage increase in the dollar amount of these results in Q4 17 compared to Q4 16:

	Quarter Ended December 31		% of Net Revenue				% Increase (Decrease)*
(In millions of Canadian dollars, except percentages)	2017	2016	2017		2016		2017 vs. 2016

Gross revenue	1,246.0	1,240.8	154.8%		151.3%		0.4%
Net revenue	805.0	820.2	100.0%		100.0%		(1.9%	)
Direct payroll costs	379.5	373.0	47.1%		45.5%		1.7%
Gross margin	425.5	447.2	52.9%		54.5%		(4.9%	)
Administrative and marketing expenses	361.2	363.5	44.9%		44.3%		(0.6%	)
Depreciation of property and equipment	13.3	14.8	1.7%		1.8%		(9.5%	)
Amortization of intangible assets	18.7	20.7	2.3%		2.5%		(9.7%	)
Net interest expense	5.6	7.0	0.7%		0.9%		(20.0%	)
Other net finance expense	0.5	0.8	0.2%		0.1%		(37.5%	)
Share of income from joint ventures and associates	0.2	(0.7)	0.0%		(0.1%	)	(114.3%	)
Foreign exchange loss (gain)	0.3	0.2	0.0%		0.0%		50.0%
Other (income) expense	(6.1)	0.5	(0.8%	)	0.1%		n/m
Income before income taxes	31.8	40.4	3.9%		4.9%		(21.3%	)
Income taxes	20.6	11.0	2.5%		1.3%		87.3%
Net income	11.2	29.4	1.4%		3.6%		(61.9%	)

 n/m = not meaningful

 *percentage increase (decrease) calculated based on the dollar change from the comparable period.

Gross revenue increased 0.4%—from $1,240.8 million in Q4 16 to $1,246.0 million in Q4 17. Net revenue decreased 1.9%—from $820.2 million in Q4 16 to $805.0 million in Q4 17. Total gross revenue was positively impacted by acquisitions completed in 2016 and 2017 and overall organic revenue growth of 4.1%. Net revenue saw a decline, impacted by divestitures relating to the Innovyze sale and high subcontractor costs.

Adjusted EBITDA decreased 24.7%—from $83.8 million in Q4 16 to $63.1 million in Q4 17. EBITDA decreased 16.3%—from $82.9 million in Q4 16 to $69.4 million in Q4 17. EBITDA was negatively impacted by a decrease in our gross margin as a percentage of net revenue—from 54.5% in Q4 16 to 52.9% in Q4 17. Lower EBITDA as a percentage of net revenue also resulted from an increase in administrative and marketing expenses in Consulting Services mainly caused by a $6.2 million increase in our provision for self-insurance.

Net income decreased 61.9%—from $29.4 million in Q4 16 to $11.2 million in Q4 17. Diluted EPS decreased 61.5%—from $0.26 in Q4 16 to $0.10 in Q4 17. Adjusted diluted EPS decreased 8.6%—from $0.35 in Q4 16 to $0.32 in Q4 17. Net income was negatively impacted by the decrease in gross margin and an increase in

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-37

administrative and marketing expenses as a percentage of net revenue—from 44.3% in Q4 16 to 44.9% in Q4 17. Also in Q4 17, we recorded an $18.6 million tax expense associated with the US tax reform enacted on December 22, 2017. (See the Income Taxes section of this report for more information.) These negative impacts were partly offset by decreases in depreciation, amortization, and net interest expense, and a $6.7 million rebalancing gain for investments held for self-insured liabilities.

Gross and Net Revenue – Q4 17 vs. Q4 16

During Q4 17, gross revenue increased by $5.2 million compared to Q4 16. This increase was positively impacted by acquisitions and growth in organic revenue and was partly offset by fluctuations in foreign currencies. Total gross revenue was also negatively impacted by the divestiture of our water software business, Innovyze, and a Quebec cell tower alignment business, Azimuth. The average exchange rate for the Canadian dollar was US$0.77 in Q4 17 compared to US$0.75 in Q4 16 and the British pound sterling was GBP0.60 in both Q4 17 and Q4 16.

Our operations are typically affected by seasonality: the first and fourth quarters have the lowest revenue generation and project activity due to holidays and weather conditions in the northern hemisphere.

The following tables summarize the change in gross and net revenue by reportable segment and by business operating unit in Q4 17 compared to Q4 16:

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic growth (Retraction)

Consulting Services
Canada	300.0	284.8	15.2	(0.1)	n/a	15.3	5.4%
United States	521.7	546.3	(24.6)	5.1	(26.2)	(3.5)	(0.6%	)
Global	155.7	154.5	1.2	(2.8)	(6.4)	10.4	6.7%

Total Consulting Services	977.4	985.6	(8.2)	2.2	(32.6)	22.2
Percentage growth (retraction)				0.2%	(3.3% )	2.3%
Construction Services	268.6	255.2	13.4	-	(15.3)	28.7
Percentage growth (retraction)				-	(6.0% )	11.2%

Total	1,246.0	1,240.8	5.2	2.2	(47.9)	50.9	4.1%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting

Services—Global reportable segments.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-38

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	252.5	238.8	13.7	(0.9)	n/a	14.6	6.1%
United States	390.8	414.3	(23.5)	0.7	(19.6)	(4.6)	(1.1%)
Global	106.6	104.0	2.6	(2.5)	(3.5)	8.6	8.3%

Total Consulting Services	749.9	757.1	(7.2)	(2.7)	(23.1)	18.6
Percentage growth (retraction)				(0.4%)	(3.1%)	2.5%
Construction Services	55.1	63.1	(8.0)	-	(7.2)	(0.8)
Percentage growth (retraction)				-	(11.4%)	(1.3%)

Total	805.0	820.2	(15.2)	(2.7)	(30.3)	17.8	2.2%

n/a = not applicable

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting

Services—Global reportable segments.

The gross to net revenue ratio for Consulting Services was flat in Q4 17 compared to Q4 16. The gross to net revenue ratio for Construction Services was 4.87 in Q4 17 compared to 4.04 in Q4 16 due to the increased use of subcontractors in Q4 17 compared to Q4 16.

Our Consulting Services – Canada and Consulting Services – Global operations had increases in both organic gross and net revenue in Q4 17 compared to Q4 16. Organic growth in Canada resulted because of our private sector work, which increased for a number of reasons: the continued strong housing demand in Ontario, southern Alberta, and Quebec; several larger pipeline projects; and a large mining project. In the public sector, we continued work on large healthcare projects in Ontario, Alberta, and British Columbia. Our global operations had organic growth due to strong project activity in the United Kingdom through the Water Asset Management Programme 6 (AMP6) cycle and to improving market conditions in our Latin America Mining sector and Middle East Water business operating unit.

Our Consulting Services – United States operations had retraction in both organic gross and net revenue in Q4 17 compared to Q4 16. Organic retraction in the quarter was seen in our Buildings, Environmental Services, and Water business operating units and our Transportation sector. We completed significant design phases earlier in the year for a number of large projects in our Buildings and Water business operating units and our Transportation sector; this resulted in lower revenues in Q4 17. Our Environmental Services business operating unit continued to experience pricing pressure from clients. Our Water business operating unit was also negatively impacted by a downward revenue adjustment on a major design-build project. The retraction was partly offset by growth in our Community Development, Mining, Power, and WaterPower & Dams sectors. Growth in our WaterPower & Dams sector occurred primarily in the western United States, and our Community Development sector continued to see consistent growth because of the ramp-up of new design work.

Our Construction Services operations had organic gross revenue growth of 11.2% and organic net revenue retraction of 1.3%. Several legacy MWH projects experienced significant challenges. We recorded $5.0 million in cost increases related to certain UK-based waste-to-energy projects that are nearing completion. Construction Services in the United States recorded downward revenue adjustments and incurred cost escalations in several legacy projects, including the major design-build project for Consulting Services (mentioned above). In addition, we recognized cost escalations in legacy MWH US-based water hard-bid projects for $16.3 million due to site

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-39

conditions, client delays, and productivity issues. Claims against parties believed to be responsible for causing much of these costs have been or will be asserted and any recoveries obtained may benefit future quarters as the claims are resolved.

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	212.4	202.6	9.8	12.4	(6.3)	3.7	1.8%
Energy & Resources	130.5	108.9	21.6	(1.8)	(5.7)	29.1	26.7%
Environmental Services	177.4	186.7	(9.3)	0.9	(4.7)	(5.5)	(2.9%)
Infrastructure	251.1	260.3	(9.2)	-	(7.4)	(1.8)	(0.7%)
Water	206.0	227.1	(21.1)	(9.3)	(8.5)	(3.3)	(1.5%)

Total Consulting Services	977.4	985.6	(8.2)	2.2	(32.6)	22.2
Percentage growth (retraction)				0.2%	(3.3% )	2.3%

note: Comparative figures have been reclassified due to a realignment of several business lines.

Net Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	165.0	170.7	(5.7)	7.4	(4.8)	(8.3)	(4.9%)
Energy & Resources	106.8	83.4	23.4	(1.7)	(4.1)	29.2	35.0%
Environmental Services	112.2	112.3	(0.1)	0.8	(1.5)	0.6	0.5%
Infrastructure	208.0	212.6	(4.6)	-	(7.1)	2.5	1.2%
Water	157.9	178.1	(20.2)	(9.2)	(5.6)	(5.4)	(3.0%)

Total Consulting Services	749.9	757.1	(7.2)	(2.7)	(23.1)	18.6
Percentage growth (retraction)				(0.4% )	(3.1% )	2.5%

note: Comparative figures have been reclassified due to a realignment of several business lines.

The gross to net revenue ratio increased in our Buildings business operating unit due to the continued use of outside subconsultants on projects assumed from acquisitions. Over time, acquired firms will be transitioned to our integrated service model and some previously contracted services will be brought in-house. The gross to net revenue ratio decreased in our Energy & Resources and Environmental Services business operating units because we decreased the use of subconsultants and reduced direct expenses.

In our Buildings business operating unit, organic net revenue retraction was caused by the loss of certain architectural clients from acquired firms in the United States, predominately related to our engineering disciplines, and partly offset by the mobilization of large P3 healthcare projects in Canada, including the Calgary Cancer Centre and the Mackenzie Vaughan Hospital projects.

In our Energy & Resources business operating unit, the positive trend continued in our Canadian and US Power and Mining sectors, and we saw growth in our Canadian Oil & Gas and US WaterPower & Dams sectors. Growth

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-40

was partly offset by continued declining market conditions in our Global Mining and Global WaterPower & Dams sectors.

Organic net revenue in our Environmental Services business operating unit was impacted by pricing pressure as clients reviewed their supply chain for opportunities to gain efficiencies.

In our Infrastructure business operating unit, organic net revenue growth occurred in Canada, particularly in Alberta where the economy saw improvements and growth in the housing market. This growth was partly offset by retraction in our Transportation sector because certain projects are winding down in the central United States.

The organic revenue retraction in our Water business operating unit occurred primarily in the United States. We had a high volume of APD projects in Q4 16; the volume of work decreased in Q4 17. Also, major programs in the Program Management group were completed in the early part of 2017, and there was a $5 million downward revenue adjustment on major design-build project in Q4 17. This retraction was partly offset by revenue from projects in Cincinnati and Atlanta. Organic revenue retracted in Canada as a result of project completions in Alberta. Global Water operations grew in Q4 17 compared to Q4 16 due to significant AMP programs in the United Kingdom and water projects in the Middle East. Gross and net revenue decreased by $9.3 million in Q4 17 compared to Q4 16 due to the sale of Innovyze.

Gross Margin

Gross margin as a percentage of net revenue decreased from 54.5% in Q4 16 to 52.9% in Q4 17. Gross margins quarter over quarter in our reportable segments and our business operating units are summarized below:

Gross Margin by Reportable Segments

	Quarter Ended December 31
	2017	2016	Change

Consulting Services
Canada	54.1%	54.2%	(0.1%)
United States	55.5%	56.7%	(1.2%)
Global	61.6%	58.5%	3.1%
Total Consulting Services	55.9%	56.2%	(0.3%)
Construction Services	11.8%	34.8%	(23.0%)

note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

Gross Margin by Consulting Services - Business Operating Unit

	Quarter Ended December 31
	2017	2016	Change

Consulting Services
Buildings	53.2%	55.0%	(1.9%)
Energy & Resources	52.9%	53.4%	(0.5%)
Environmental Services	58.6%	59.0%	(0.4%)
Infrastructure	56.4%	52.9%	3.6%
Water	58.1%	60.8%	(2.7%)
Total Consulting Services	55.9%	56.2%	(0.3%)

note: Comparative figures have been reclassified due to a realignment of several business lines.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-41

Gross margins in our US operations declined as a result of the divestiture of Innovyze (a water software business that operated at higher margins) and some project execution challenges in our Buildings operations as acquisition integrations from 2016 moved toward completion. Gross margins in our Global operations increased, primarily because of the recognition of incentive fees on contracts in our UK and Middle East Water business as well as incentive fees and changes in estimated cost to complete on a major WaterPower & Dams project in Latin America.

Gross margins in Construction Services decreased from 34.8% in Q4 16 to 11.8% in Q4 17. Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services. The lower margins in the quarter resulted because of significant project impacts. Project life completion dates were extended for certain UK-based waste-to-energy projects that are nearing completion and costs were higher on certain US-based hard-bid projects as a result of site conditions, craft labor issues, and productivity issues. Claims against parties believed to be responsible for causing much of these costs have been or will be asserted. Only a portion of these claims have been recognized as revenue to date and any recoveries obtained may benefit future quarters as the claims are resolved.

In Consulting Services, gross margins as a percentage of net revenue declined or remained flat in each business operating unit, except Infrastructure. Gross margins were affected by increased pricing pressures from oil and gas clients. The gross margin percentage decreased for Buildings due to the mix of projects, competitive pressures, and specific project issues on a number of projects acquired through recent acquisitions; decreased for Water because of the divestiture of Innovyze (which operated at high margins) and adjustments to both estimated costs to complete and revenue on certain projects; and increased for Infrastructure primarily because of improved margins in our Transportation sector due to the mix of projects.

Other

Administrative and marketing expenses as a percentage of net revenue increased from 44.3% in Q4 16 to 44.9% in Q4 17. This was mainly due to a $6.2 million increase in our provision for self-insurance and a $3 million increase in marketing and administrative labor due to lower utilization. These increases were partly offset by a $5.3 million decrease in share-based compensation. Our operations include higher administrative and marketing expenses in the fourth quarter; a primary reason for this is the holiday season and weather conditions in the northern hemisphere, which result in lower staff utilization. Overall, our analysis, based on a percentage of net revenue, was impacted by a lower net revenue base in Q4 17 than in Q4 16.

Depreciation as a percentage of net revenue decreased in Q4 17 compared to Q4 16. This decrease is a result of a decrease in additions to property and equipment as a percentage of net revenue over the last two years. In addition, amortization of intangible assets decreased resulting from our divestiture of Innovyze and net interest expense decreased because of a reduction in our long-term debt. Other income increased as a result of realized gains of $6.7 million associated with the sale of certain equities in our investments held for self-insured liabilities.

In Q4 17, our reported tax rate was 64.8% primarily impacted by a $18.6 million net tax expense associated with the US tax reform. Without the impact of the US tax reform, our estimated annual effective tax rate decreased from 27.0% in Q3 17 to 24.0% in Q4 17, resulting in a Q4 17 tax rate of 7.6%. The reduction of our effective tax rate was mainly due to the recognition of tax credits against income earned in jurisdictions with higher tax rates. Our effective tax rate is based on statutory rates in jurisdictions where we operate.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-42

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years (all prepared in accordance with IFRS):

Quarterly Unaudited Financial Information

	2017				2016
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross revenue	1,246.0	1,299.2	1,318.6	1,276.3	1,240.8	1,257.3	1,046.6	755.4
Net revenue	805.0	853.0	888.5	870.8	820.2	872.2	777.4	628.6
Net income (loss)	11.2	46.2	97.6	(58.0)	29.4	49.3	21.2	30.6
Adjusted net income (note)	37.2	61.1	57.9	45.8	40.4	63.0	39.5	37.6

Earnings (loss) per share - basic	0.10	0.41	0.86	(0.51)	0.26	0.43	0.20	0.33
Earnings (loss) per share - diluted	0.10	0.40	0.85	(0.51)	0.26	0.43	0.20	0.32
Adjusted EPS - basic (note)	0.33	0.54	0.51	0.40	0.35	0.55	0.37	0.40
Adjusted EPS - diluted (note)	0.32	0.54	0.51	0.40	0.35	0.55	0.37	0.40

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and diluted adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

note: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

The following items impact the comparability of our quarterly results:

Gross Revenue

(In millions of Canadian dollars)	Q4 17 vs. Q4 16	Q3 17 vs. Q3 16	Q2 17 vs. Q2 16	Q1 17 vs. Q1 16

Increase (decrease) in gross revenue due to
Net acquisition growth	2.2	4.0	200.5	553.6
Organic growth (retraction)	50.9	75.1	47.4	(18.3)
Impact of foreign exchange rates on
revenue earned by foreign subsidiaries	(47.9)	(37.2)	24.1	(14.4)

Total net increase in gross revenue	5.2	41.9	272.0	520.9

The MWH acquisition impacted our quarterly results beginning in Q2 16. In Q1 17, our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze; excluding this impact, our net income for Q1 17 would have been $32.4 million. In Q2 17, our results were impacted by the completion of the Innovyze sale; excluding this impact, our net income for Q2 17 would have been $47.1 million.

We experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see seasonal slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results for each of the first three quarters of 2017 in our Management’s Discussion and Analysis for each respective quarter.)

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-43

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2016, to December 31, 2017:

Balance Sheet Summary

(In millions of Canadian dollars, except percentages)	Dec 31, 2017	Dec 31, 2016	$ Change	% Change

Total current assets	1,608.2	1,582.5	25.7	1.6%
Property and equipment	212.6	213.9	(1.3)	(0.6%	)
Goodwill	1,556.6	1,828.1	(271.5)	(14.9%	)
Intangible assets	262.4	449.5	(187.1)	(41.6%	)
Net employee defined benefit asset	12.7	-	12.7	n/m
Deferred tax assets	23.2	26.2	(3.0)	(11.5%	)
Other financial assets	186.1	160.1	26.0	16.2%
All other assets	19.1	24.4	(5.3)	(21.7%	)

Total assets	3,880.9	4,284.7	(403.8)	(9.4%	)

Long-term debt	198.2	91.9	106.3	115.7%
All other current liabilities	955.1	980.9	(25.8)	(2.6%	)

Total current liabilities	1,153.3	1,072.8	80.5	7.5%
Income taxes payable	18.3	-	18.3	n/m
Long-term debt	541.4	928.6	(387.2)	(41.7%	)
Net employee defined benefit liability	31.2	50.5	(19.3)	(38.2%	)
Deferred tax liabilities	54.6	79.6	(25.0)	(31.4%	)
All other liabilities	182.8	176.7	6.1	3.5%
Equity	1,896.3	1,975.7	(79.4)	(4.0%	)
Non-controlling interests	3.0	0.8	2.2	n/m

Total liabilities and equity	3,880.9	4,284.7	(403.8)	(9.4%	)

n/m = not meaningful

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section for an explanation of the changes in equity.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets decreased because of the strengthening Canadian dollar—from US$0.74 at December 31, 2016, to US$0.80 at December 31, 2017. Other factors that impacted our long-term assets and liabilities are indicated below.

Goodwill and intangible assets decreased as a result of completing the Innovyze sale. Most notably, we sold $194.4 million of goodwill and $95.1 million of intangible assets. Intangible assets also decreased as a result of amortization recorded in the year. Decreases were partly offset by additions to goodwill and intangible assets from acquisitions made during the year. Other financial assets increased mainly because of an increase in investments held for self-insured liabilities and holdbacks on long-term contracts.

Total current and long-term debt decreased as a result of the following: net repayments of $203.0 million made to reduce our revolving credit facility, a $66.4 million decrease in notes payable from prior-year acquisitions, and a $12.7 million decrease in finance lease obligations. In accordance with our credit facility agreement, we were required to pay down our debt with the net proceeds of the Innovyze sale (less taxes payable and certain transaction costs), which reduced our revolving credit facility.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-44

The federal tax portion of the transition tax from the US tax reform is payable over eight years and is included in long-term income taxes payable.

The net employee defined benefit liability decreased $19.3 million and the net employee defined benefit asset increased $12.7 million, a combined decrease in the unfunded status of the Company’s defined benefit pension plans of $32.0 million. This change—the result of regular contributions of $13.6 million, voluntarily accelerated contributions of $7.7 million, and a positive return on plan assets of $30.1 million—was offset by actuarial losses, foreign exchange, and expenses of $19.4 million.

Net deferred tax liabilities decreased due to the Innovyze sale and the remeasurement of deferred taxes resulting from the US tax reform.

Goodwill

In accordance with our accounting policies (described in note 4 of our audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs) or groups of CGUs. The Company currently has seven CGUs: three are grouped into Consulting Services – Global; two are grouped into Construction Services for the purposes of testing impairment; one is for Consulting Services – Canada; and one is for Consulting Services – United States. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. In 2016, Construction Services was considered as one CGU. In 2017, we concluded that the cash inflows of the operations in the US and UK businesses within Construction Services were not interdependent and are two separate CGUs.

As a Company, we constantly evolve and continue to expand into new geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate goodwill to or monitor it by our business operating units.

On October 1, 2016, and October 1, 2017, we performed our annual goodwill impairment test. Based on the results of these tests, we concluded that the recoverable amount of each CGU or group of CGUs approximated or exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs or groups of CGUs to their respective carrying amounts. If the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s or group of CGUs’ projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions.

We use cash flow projections from financial forecasts approved by senior management for a five-year period. For our last two impairment tests on October 1, 2016, and October 1, 2017, we discounted the cash flows for each CGU or group of CGUs using after-tax discount rates ranging from 8.9% to 15.1%. To arrive at cash flow

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-45

projections, we use estimates of economic and market information, including growth rates in revenues, estimates of future changes in operating margins, and cash expenditures. Other significant estimates and assumptions include estimates of future capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. (Note 12 in our 2017 audited consolidated financial statements provides more details about our goodwill impairment test and is incorporated by reference in this report.)

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs or groups of CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

The calculation of fair value less costs of disposal for all of our CGUs or groups of CGUs is most sensitive to the following assumptions:

●	Operating margin rates based on actual experience and management’s long-term projections.

●	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted.

●	Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

●	Non-cash working capital requirements based on historical actual, rates, market analysis, and management’s long-term projections.

As at October 1, 2017, the recoverable amount of each CGU and group of CGUs exceeded its carrying amount. For Consulting Services – Canada and Consulting Services – United States, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

For Consulting Services – Global group of CGUs, and Construction Services group of CGUs, as at the impairment testing date, the recoverable amount approximated the carrying amount. As a result, any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The Consulting Services – Global group of CGUs had a moderated outlook in the pace of recoveries in the energy and mining sectors and in public sector spending in regions linked to these markets and Construction Services group of CGUs is under increased competition in the water sector. These moderated outlooks were reflected in the Company’s budget and projections finalized in late 2017.

The values assigned to the most sensitive key assumptions for Consulting Services – Global group of CGUs and Construction Services group of CGUs are listed in the table below:

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-46

Key Assumptions	Consulting Services – Global	Construction Services

Operating margin rates	5.6% to 8.1%	1.1% to 1.3%
After tax discount rate	11.3%	12.5%
Terminal growth rate	3%	3%
Non-cash working capital rates	14.9% to 15.3%	(5.1%) to (5.6%)

note: Operating margin rates and non-cash working capital rates for Consulting Services – Global are calculated on net revenue, whereas Construction Services’ rates are calculated on gross revenue.

Liquidity and Capital Resources

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section at the end of this report.

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $200 million subject to approval), our $460 million senior secured term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy sections of this report) reduces the impact of changing market conditions on our operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2017, compared to December 31, 2016:

(In millions of Canadian dollars, except ratios)	2017	2016	Change

Current assets	1,608.2	1,582.5	25.7
Current liabilities	(1,153.3)	(1,072.8)	(80.5)
Working capital (note)	454.9	509.7	(54.8)
Current ratio (note)	1.39	1.48	n/a

n/a= not applicable

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Current assets increased primarily because of a $28.6 million increase in cash and cash equivalents (further explained in the Cash Flows section of this report) and a $2.7 million increase in trade and other receivables and in unbilled revenue. These increases were partly offset by an $11.6 million decrease in other financial assets due to the maturity of bonds in our investments held for self-insurance.

Gross revenue trade receivables increased 0.9%, or $6.8 million, from December 31, 2016, to December 31, 2017. During the year, our gross trade receivables in the over-90-day aging categories decreased 6.3%, or $8.5

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-47

million. The mix of clients may impact our trade receivables aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivables balance.

Investment in trade and other receivables and in unbilled revenue decreased from 88 days at December 31, 2016, to 84 days at December 31, 2017. In particular, our Construction Services decreased from 59 days at December 31, 2016, to 48 days at December 31, 2017.

Current liabilities increased primarily due to reclassifying $150.0 million of our term loan from long-term to current since tranche A of our term loan is due May 6, 2018. (Without reclassifying, our current ratio would have been 1.60.) This increase was partly offset by a $38.4 million decrease in notes payable for past acquisitions and a $5.5 million decrease in current finance lease obligations. Trade and other payables decreased $13.5 million mainly due to less retention and payroll accruals compared to December 31, 2016. In addition, deferred revenue decreased by $14.4 million mainly because Construction Services started work that we collected advance payments for.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars, except percentages)	2017	2016	Change
Cash flows from operating activities	263.7	285.7	(7.7%)
Cash flows from (used) in investing activities	60.3	(1,136.6)	105.3%
Cash flows (used in) from financing activities	(281.1)	995.1	128.2%

Cash flows from operating activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee short-term incentive payments. The decrease in cash flows from operating activities in 2017 compared to 2016 resulted from an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and short-term incentive payments in 2017. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. The decrease in cash flows was partly offset by an increase in cash receipts from clients due to acquisition growth, a $12.1 million decrease in taxes paid as a result of paying less in tax instalments, and a $5.8 million increase in income taxes recovered due to a refund of an overpayment of 2016 tax instalments. Interest paid decreased $2.2 million, mainly because of a decrease in our level of borrowings year over year.

Cash flows from investing activities

Cash flows from investing activities increased in 2017 compared to 2016, mainly due to the receipt of $336.6 million (net of cash sold) from the Innovyze sale and a decrease in cash used for business acquisitions. We used $1.1 billion in 2016 to pay cash consideration for current year acquisitions (mainly for MWH) and notes payable compared to $79.7 million in 2017. In addition, the purchase of investments held for self-insured liabilities decreased $6.4 million. These decreases in cash outflows were partly offset by an income tax instalment of $124.1 million paid on the Innovyze sale. We also had less cash inflow from other financial assets since last year we received $13.3 million related to the liquidation of a trust acquired from MWH.

Cash flows used in financing activities

Cash flows used in financing activities increased in 2017 compared to 2016 mainly due to a $203.0 million net cash outflow for the payment of our revolving credit facility in 2017 compared to a net cash inflow of $500.0 million

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-48

in 2016. In 2017, we used $221.3 million from the proceeds of the Innovyze sale to reduce our revolving credit facility. In 2016, we had a net cash inflow of $583.1 million from the issuance of shares as well as a net cash inflow of $490.6 million from the settlement of our old revolving credit facility and senior secured notes and from funds drawn on our new revolving credit facility and term loans. The increase in cash used in financing for 2017 compared to 2016 was also a result of paying an additional $9.4 million in dividends. These increases were partly offset by a decrease of $3.8 million to repurchase shares for cancellation under our Normal Course Issuer Bid.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2017, our net debt to EBITDA ratio was 1.16, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Stantec has $1.26 billion syndicated senior secured credit facilities consisting of a senior secured revolving credit facility of a maximum of $800 million and a $460 million term loan in three tranches. This agreement allows us access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility, expiring May 6, 2021, may be repaid from time to time at our option and is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively); tranche C was redenominated to Canadian dollars of $160.0 million (due May 6, 2020).

The credit facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS measure)—from 0 to 175 for Canadian prime and US base rate loans, and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2017, $538.3 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our credit facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. (Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.)

We were in compliance with all of these covenants as at and throughout the year ended December 31, 2017.

Shareholders’ Equity

Shareholders equity decreased from $1,975.7 million at December 31, 2016, to $1,896.3 at December 31, 2017. Shareholders equity was impacted by various transactions as explained below.

We recorded a $134.1 million foreign exchange loss in our currency translation adjustments in other comprehensive income in 2017 compared to a $12.3 million gain in 2016. Unrealized losses arise when translating our foreign

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-49

operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The loss recorded during 2017 was caused primarily by the strengthening Canadian dollar compared to the US dollar. This was partly offset by a $13.8 million adjustment to recognize the realized exchange difference associated with the divestiture of Innovyze.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. Realized gains and losses are transferred to income as they arise. The net unrealized gain on the fair value of these investments was $0.5 million in 2017 and $3.9 million in 2016. The net realized gain transferred to income was $9.6 million in 2017 and $0.1 million in 2016.

The Company is a sponsor of defined benefit pension plans as a result of the MWH acquisition in 2016. In 2017, we recorded a remeasurement gain of $11.6 million on the net employee defined benefit liability in other comprehensive income; in 2016, we recorded a remeasurement loss of $14.4 million. This comprises actuarial losses in 2017 of $16.1 million ($36.9 million in 2016), the return on plan of assets of $30.1 million ($19.5 million in 2016), and a deferred tax expense of $2.4 million ($3.0 million recovery in 2016).

Our board of directors grants share options as part of our incentive programs. Our board granted 1,229,689 share options in 2017 (995,904 in 2016) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of five years from the grant date. Share options exercised generated $7.9 million in cash in 2017 and $5.0 million in cash in 2016.

In 2016, we renewed a Normal Course Issuer Bid with the TSX that enabled us to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. We believe that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at these times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. During 2017, 465,713 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $14.4 million.

On November 9, 2017, we received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid that enables us to purchase up to 2,278,747 common shares during the period November 14, 2017, to November 13, 2018.

Other

Outstanding Share Data

At December 31, 2017, there were 113,991,676 common shares and 4,426,237 share options outstanding. From January 1, 2018, to February 21, 2018, no shares were repurchased and cancelled under our Normal Course Issuer Bid, no share options were granted, 180,682 share options were exercised, and 4,000 share options were forfeited. At February 21, 2018, there were 114,172,358 common shares and 4,241,555 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2017:

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-50

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	730.7	191.8	328.5	209.9	0.5
Interest on debt	44.3	19.6	22.4	2.3	-
Operating leases	1,059.1	185.5	308.4	216.0	349.2
Finance lease obligation	10.4	7.3	3.1	-	-
Purchase and service obligations	76.0	28.9	41.7	5.4	-
Other obligations	44.9	8.4	13.2	0.9	22.4

Total contractual obligations	1,965.4	441.5	717.3	434.5	372.1

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 18 and 23 in our 2017 audited consolidated financial statements incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the board of trustees for the pension plans. The Company expects to contribute $14.9 million to the pension plans in 2018.

Off-Balance Sheet Arrangements

As at December 31, 2017, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $56.1 million that expire at various dates before January 2019. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also as part of the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. As at December 31, 2017, $587.1 million in bonds—expiring at various dates before December 2021—were issued under these surety facilities. This amount relates mainly to our construction business, which requires construction and performance bonds. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-51

Financial Instruments and Market Risk

Fair value. As at December 31, 2017, we value and record our financial instruments as follows:

●	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

●	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

●	Investments held for self-insured liabilities, consisting of bonds and equity securities, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of. At that time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds. Interest income is recorded in finance income; dividends are recorded in other income.

●	Trade and other payables are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

●	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-52

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	Consulting Services generates and incurs a significant portion of revenue and expenses in US dollars. Construction Services generates and incurs revenues and expenses in US dollars and British pound sterling. Therefore, we are exposed to fluctuations in exchange rates. To the extent that

a.	Foreign currency revenues are greater than foreign currency expenses in a strengthening Canadian dollar environment, we expect to see a negative impact on our income from operations.

b.	Foreign currency revenues are greater than foreign currency expenses in a weakening Canadian dollar environment, we expect to see a positive impact on our income from operations.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. Based on a slight net exposure at December 31, 2017, we estimate that a 1.0% decrease in the exchange rates (with all other variables held constant) would have increased net income by less than $0.2 million. A 1.0% increase would have an equal and opposite impact on net income.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility and term loan balances carry a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. Based on our loan balance at December 31, 2017, we estimate that a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $2.5 million. A 0.5% decrease would have an equal and opposite impact on net income.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effect of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $0.4 million. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-53

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2017, the total sales to our associates were $10.2 million and distributions paid by our associates were $0.7 million. At December 31, 2017, receivables from our associates were $1.8 million. Total sales to our joint ventures were $40.6 million and distributions paid by our joint ventures were $1.3 million in 2017. At December 31, 2017, receivables from our joint ventures were $10.8 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in notes 14, 24, and 35 of our 2017 audited consolidated financial statements and are incorporated by reference in this report.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, CFO, COO, CPO, CBO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $16.1 million in 2017 compared to $16.5 million in 2016.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. There has been no significant change in our critical accounting estimates in 2017 from 2016, except for a change in the useful lives of certain property and equipment (further described in note 2 of our December 31, 2017, consolidated financial statements).

Note 5 of our December 31, 2017, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-54

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

●	Revenue and cost recognition on contracts
●	Allowance for doubtful accounts
●	Provision for self-insured liabilities
●	Share-based payment transactions
●	Fair values on business combinations
●	Assessment of impairment of non-financial assets
●	Divestitures
●	Employee benefit plans
●	Fair value of financial instruments
●	Taxes
●	Categorizing interests in other entities

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this report.

Accounting Developments

Recently Adopted

Effective January 1, 2017, we adopted the following amendments:

●	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)
●	Disclosure Initiative (Amendments to IAS 7)
●	Annual Improvements (2012–2014 Cycle) (Amendments to IFRS 12 Disclosure of Interests in Other Entities)

The adoption of these amendments did not have an impact on the financial position or performance of our Company. Note 6 of our December 31, 2017, consolidated financial statements describes these amendments and is incorporated by reference in this report.

Future Adoptions

The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

●	IFRS 15 Revenue from Contracts with Customers
●	IFRS 9 Financial Instruments
●	IFRS 16 Leases

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-55

●	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
●	Annual Improvements (2014–2016 Cycle) (Amendments to IFRS 1 and IAS 28)
●	IFRIC 22 Foreign Currency Transactions and Advance Consideration
●	IFRIC 23 Uncertainty over Income Tax Treatments
●	Prepayment Features with Negative Compensation (Amendments to IFRS 9)
●	Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28)
●	Annual Improvements (2015–2017 Cycle) (Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2017, consolidated financial statements and are incorporated by reference in this report.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, and adjusted EPS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

Leverage Ratio. This ratio is referenced in our New Credit Facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA. Total indebtedness, as defined in the credit facility agreement, includes all obligations for borrowed money; bonds, debentures, notes, or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances; plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property;

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-56

guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire, or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

Interest Coverage Ratio. This ratio is referenced in our New Credit Facilities agreement as part of our debt covenants. It is defined as EBITDA divided by interest expense, including any interim amount payable pursuant to a hedge arrangement with respect to interest rate risk. There is no directly comparable IFRS measure for interest coverage ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

●	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or

●	Has been awarded to us through an executed binding or nonbinding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

We currently use EBITDA as a measure of pre-tax operating cash flow and net income as a measure of overall profitability. Management defines adjusted EBITDA, adjusted net income, and adjusted EPS as follows:

●	Adjusted EBITDA. This is EBITDA adjusted for acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, sale of subsidiaries, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EBITDA; the most directly comparable measure is net income.

●	Adjusted Net Income. Net (loss) income, as prescribed by IFRS, is adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, sale of subsidiaries, the rebalancing of our investments held for self-insured liabilities, and tax expense as a result of a reorganization or major tax reform. There is no directly comparable IFRS measure for adjusted net income; the most directly comparable measure is net (loss) income.

●	Adjusted EPS. Earnings per share, as prescribed by IFRS, adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, sale of subsidiaries, the rebalancing of our investments held for self-insured liabilities, and tax expense as a result of a reorganization or major tax reform. There is no directly comparable IFRS measure for adjusted EPS; the most directly comparable measure is EPS.

We believe adjusted EBITDA, adjusted net income, and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). They also provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-57

The tables below provide a reconciliation of net income to EBITDA and adjusted EBITDA, and a reconciliation of net income to adjusted net income and EPS to adjusted EPS.

	Quarter Ended December 31			Year Ended December 31

(In millions of Canadian dollars, except per share amounts)	2017	2016	2017	2016	2015

Net income for the period	11.2	29.4	97.0	130.5	156.4
Add back:
Income taxes	20.6	11.0	166.5	50.3	55.2
Net interest expense	5.6	7.0	25.8	28.6	10.9
Depreciation of property and equipment	13.3	14.8	54.6	51.2	45.9
Amortization of intangible assets	18.7	20.7	80.2	75.7	37.9

EBITDA	69.4	82.9	424.1	336.3	306.3
Acquisition-related costs	-	-	0.4	14.5	0.8
Loss (gain) on sale of property and equipment	0.4	0.9	0.2	1.5	(1.9)
Rebalancing of investments held for self-insured liabilities	(6.7)	-	(6.7)	-	(4.2)
Loss (gain) on disposition of a subsidiary	-	-	(54.6)	-	4.1
Adjusted EBITDA	63.1	83.8	363.4	352.3	305.1

	Quarter Ended December 31			Year Ended December 31

(In millions of Canadian dollars, except per share amounts)	2017	2016	2017	2016	2015

Net income for the period	11.2	29.4	97.0	130.5	156.4
Add back:
Amortization of intangible assets related to acquisitions (note 1 )	12.6	10.3	47.9	39.0	18.4
Acquisition-related costs (note 2)	-	-	0.3	10.5	0.6
Loss (gain) on sale of property and equipment	0.3	0.7	0.2	1.1	(1.4)
Rebalancing of investments held for self-insured liabilities (note 3)	(5.1)	-	(5.1)	-	(3.1)
Loss (gain) on disposition of a subsidiary (note 4)	-	-	39.9	-	3.0
Tax expense on reorganization of legal entities (note 5)	(0.4)	-	3.2	-	-
US tax reform (note 5)	18.6	-	18.6	-	-

Adjusted net income	37.2	40.4	202.0	181.1	173.9

Weighted average number of shares outstanding - basic	113,951,072	113,995,604	113,991,507	107,006,168	94,143,455
Weighted average number of shares outstanding - diluted	114,498,677	114,377,441	114,352,920	107,325,791	94,593,935

Adjusted earnings per share
Adjusted earnings per share - basic	0.33	0.35	1.77	1.69	1.85
Adjusted earnings per share - diluted	0.32	0.35	1.77	1.69	1.84

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended December 31, 2017, is net of tax of $2.1 (2016 - $4.0). For the year ended December 31, 2017, this amount is net of tax of $15.1 (2016 - $15.0).

note 2: For the year ended December 31, 2017, this amount is net of tax of $0.1 (2016 - $4.0).

note 3: This amount for the quarter ended December 31, 2017, is net of tax of $1.6 (2016 - nil). For the year ended December 31, 2017, this amount is net of tax of $1.6 (2016 - nil).

note 4: Refer to the Divestitures section for further details.

note 5: Refer to the Income Taxes section for further details.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-58

Risk Factors

Overview

To preserve and enhance stakeholder value, we approach the management of risk strategically through our Enterprise Risk Management (ERM) program. The ERM process—governed by the board of directors (board) and Audit and Risk Committee—is applied across the organization to frontline employees. We view each risk in relation to each of the other risks because the risks encountered and the actions taken to mitigate the risks may impact another area of the organization and potentially create other risks.

Board governance and risk oversight

The board provides ERM oversight—including direction, guidance, and monitoring—and has delegated the responsibility for oversight of the ERM program to the Audit and Risk Committee. The committee ensures that

●	Management has developed appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
●	Our systems, policies, and practices are appropriate and address our principal risks
●	Our risk appetite is appropriate for the organization

Annually, the board receives a comprehensive risk report when it receives the Company’s Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

Risk management responsibilities

The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The executive leadership team manages risk from an integrated, Company-wide perspective: risk management is part of our day-to-day operations and included in key decision-making processes like strategic planning.

Our leadership team is supported by numerous teams—Legal; Integrity Management; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others. These teams carry out risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Internal Audit provides independent assurance regarding the effectiveness and efficiency of risk management across the organization.

Principal risks and uncertainties

Management remains confident about our ability to successfully carry out long-term objectives; however, we are exposed to several risks and uncertainties, just like other professional infrastructure and facilities services firms. After conducting a risk assessment, we’ve identified the most significant risks to our Company (see below). These are listed from most to least significant based on their assessed impact on our Company and the probability that the risks may occur. If any of these risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected in ways we do not currently anticipate.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, and that may arise based on new developments—may also become important factors that adversely affect our business.

Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-59

Risks

Stantec may have difficulty achieving organic growth expectations.

Though our strategy is to pursue organic growth, if we are unable to effectively compete for projects, expand services to existing and new clients by cross-selling our services, and attract qualified staff or are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth expectations.

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.

With projects and office locations across the globe, our employees travel to and work in high-security-risk countries around the world that may be undergoing political, social, and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism, or public health crises. Construction sites are inherently dangerous. Though we invest in a strong program focused on the health, safety, and security of our employees as well as controlling environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths, or liable for damages greater than our insurance coverage. We may also incur additional costs on projects due to delays related to health and safety incidents. Failure to maintain a strong safety record may also result in loss of projects.

Stantec bears the risk of cost overruns on fixed-price contracts.

Our business has historically followed a fee-for-service model; however, some clients in select markets and business operating units are demanding APD methods, such as bundled services of engineering, procurement, and construction; design-builds; and public-private partnerships. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and liabilities.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

For Stantec to succeed, our internal processes—for example, strong project managers and project management tools, a simple and effective way to bill and collect from clients, and an appropriate insurance program—must support effective professional practice standards. If we do not manage projects effectively, we may incur additional costs and affect profitability. Projects that are over budget or not on schedule may also lead to client dissatisfaction and the withholding of payments and claims. Delays in billings and customer payments may require Stantec to make increased working capital investment.

Failure to manage subcontractor performance could lead to significant losses.

The profitable completion of some contracts depends to a large extent on the satisfactory performance of the subcontractors that complete different elements of work. If these subcontractors do not perform to acceptable standards, Stantec may be required to hire other subcontractors to complete the tasks, which may add additional costs to a contract, may impact profitability on a specific job, and, in certain circumstances, may lead to significant losses and claims.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-60

Due to participation in joint arrangements, we may have limited control and may be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.

As part of our business strategy, Stantec may enter into joint arrangements like partnerships or joint ventures where control may be shared with unaffiliated third parties. We sometimes have joint and several liability with these parties under the applicable contracts for the joint projects. In certain cases, these joint arrangements may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. Failure by a joint arrangement partner to comply with applicable rules, regulations, and client requirements may have an adverse impact on Stantec’s reputation, business, and financial condition.

If we fail to attract, retain, and mobilize skilled employees, we could adversely affect our ability to execute our strategy.

Stantec derives revenue almost exclusively from services performed by our employees. Therefore, our ability to attract, retain, and develop highly qualified people is a crucial driver of our success. An inability to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships. Mobilization of employees may be further adversely impacted by changing visa rules or trade negotiations such as NAFTA and Brexit.

Also, the construction industry is increasingly facing a shortage of skilled laborers in some areas and disciplines, particularly in remote locations that require workers to live in temporary camps. The resulting competition for labor may limit our ability to take advantage of opportunities that would otherwise be available or may impact the profitability of these endeavors as we move forward.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.

As a global company, we rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems, to conduct our business; therefore, cybersecurity is an inherently high risk for organizations like us. Although we devote significant resources to the security of Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, we may still be vulnerable to threats. If our systems are breached, we could be exposed to system interruptions, delays, and loss of critical data that could delay or interrupt our operations. We also possess sensitive and confidential data that our clients entrust us with. Loss of any such data may cause prejudice to our clients. Possible adverse impacts of these events include remediation and litigation costs, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

A failure in our IT infrastructure could lead to business interruption and loss of critical data and, therefore, may adversely affect our operating results.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. As our Company grows, if we do not scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel, then our service delivery and revenues could be interrupted or delayed.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anticorruption laws, including the UK’s Bribery Act and Canada’s Corruption of Foreign Public Officials Act, generally prohibit companies and their intermediaries

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-61

from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption to some degree. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We have implemented policies and provide training to our employees about the requirement to strictly comply with anti-bribery laws. We have also built processes to advise our partners, subcontractors, suppliers, and agents who work with us or work on our behalf that they must comply with anti-bribery law requirements. Despite Stantec’s policies, training, and compliance programs, we cannot assure that our internal control policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by our employees or agents. Violations of these laws or allegations of such violations could disrupt our business and result in a material adverse effect on our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are found not to be in violation after the investigation.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending.

Demand for our services is vulnerable to economic conditions and events, and our growing global organization is exposed to an increased number of local economy fluctuations and geopolitical risks.

Adverse economic conditions, political conditions, or both negatively impact our clients’ interest and ability to fund and approve new projects. Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. This, in turn, may impact their ability to pay us on time for our services, which may adversely affect our backlog, earnings, and cash flows.

In these conditions, our clients may seek to change the overall mix of services they purchase and demand a more favorable price and other contract terms. Increased competition during a period of economic decline could force us to accept contract terms that are less favorable to Stantec, which may cause our revenue and margins to decline and expose us to greater liability.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable, could adversely impact our business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. Furthermore, we are subject to the risk of claims and legal actions for various commercial and contractual matters that may arise primarily from construction disputes, in respect of which insurance may be limited or not available.

Failure to source suitable acquisition targets could impair our growth.

As the professional services industry consolidates, suitable acquisition candidates may become more difficult to find and may be available only at prices or under terms that are less favorable than they once were. Future acquisitions may result in a decrease in our operating income or operating margins, and we may be unable to recover investments made in any such acquisitions.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-62

If we are not able to successfully manage our integration program, then our business and results of operations may be adversely affected.

Stantec continues to pursue growth opportunities through acquisition. One of Stantec’s core strategies and strengths has been to integrate companies immediately, though, with larger acquisitions, quick integration may not be possible or optimal.

Difficulties encountered while combining companies and running our enterprise through several different platforms could adversely affect the Company’s businesses. This may prevent us from achieving the anticipated synergies, improvement in professional service offerings, market penetration, profitability, and geographic presence that are the key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key employees of the acquired business. Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes.

We also risk losing or diminishing our entrepreneurial and innovative culture if our overall corporate growth is burdened by increased processes and administration.

Force majeure events could interrupt our business and negatively impact our ability to complete client work.

Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as natural disasters, extreme weather events, telecommunications failures, acts of war or terrorism, and so forth. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk.

Climate change has presented an increasing number of extreme weather events in recent times, such as heavier precipitation, major fires, or hurricanes, that may also increase the severity and likelihood of such business interruptions. Such events could result in closed offices, difficulty for staff coming to work, damage to our office space, project delays and client dissatisfaction and claims.

Delays resulting from extended periods of poor weather in our construction projects may result in penalties for late completion (imposed by contract) or incur incremental costs arising from loss of productivity, compressed schedules, or overtime work used to offset time lost, reducing profitability.

New or changing policies, regulations, and standards could adversely affect our business operations and results.

Stantec is subject to various regulations and standards. Stantec’s business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. As we grow geographically, compliance with additional regulations and standards could materially increase Stantec’s costs, and noncompliance with laws and regulations could have a significant impact on results.

For example, specific to climate change, the United Nations COP-21 Paris Agreement presents both risks and opportunities for our business. New environmental regulations, laws, and policies could result in increased costs for our clients or create the potential for litigation, possibly preventing a project from going forward and thus reducing the potential for our services. At the same time, by partnering with our clients early in the process, we help clients proactively address these changes in a way that provides them benefits, better protects the environment, and results in additional revenue for Stantec. Each of our business lines already has established components related to renewable energy, climate change adaptation, resiliency, sustainable buildings/infrastructure, environmental preservation, carbon capture, storage, and so forth. Relaxation or repeal of laws and regulations could also impact the demand for our services.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-63

In addition, the implementation of trade barriers, changes in duties or border taxes, or changes in laws, policies, or regulations governing the industries and sectors in which we work could result in a decline in the demand for our services or could increase our costs. These changes in regulations and policies cannot be predicted, nor can we predict with certainty their impact on our business and our clients.

Our actual results could differ from the assumption and estimates used to prepare our financial statements.

In preparing our financial statements, under IFRS, we are required to make certain estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue, and expenses, and the disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include

●	Recognition of contract revenue, costs, profits, or losses when applying the principles of percentage-of-completion accounting

●	Recognition of revenues related to project incentives or awards that we expect to receive

●	Recognition of recoveries under contract change orders or claims

●	Estimated amounts for expected project losses, contract close-outs, or other costs

●	Collectability of billed and unbilled accounts receivable and the need for an allowance for doubtful accounts

●	Asset valuations

●	Income tax provisions and related valuation allowances

●	Determination of expense and potential liabilities under pension and other post-retirement benefit programs

●	Accruals for other estimated liabilities, including litigation and insurance revenues and reserves

Our actual business and financial results could differ from our estimates of such results; this could have a material negative impact on our financial condition and reported results of operations.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.

Several capital market risks could affect our business; however, key drivers impacting our business include currency risk, interest rate risk, and availability of capital. Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in non-Canadian dollars. Therefore, if the Canadian dollar strengthens relative to the US dollar and other currencies, the amount of net income from our non-Canadian dollar business could decrease, having a material adverse effect on our business, financial condition, and results of operations. Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. If we are unable to obtain additional debt or equity capital on acceptable terms, we may have to reduce the scope of our anticipated expansion, which may negatively affect our competitiveness and results of operations. We have no assurance that existing debt will continue to be available from our current lenders or other financial institutions on similar favorable terms. Similarly, there is no assurance that equity markets will be available to raise the level of capital to meet our needs.

These market fluctuations may also negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms, which will impact the demand for our services and the existing clients’ ability to pay for our services.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-64

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.

Continuous changes to various global tax laws all pose a risk to the organization. Management uses accounting and fiscal principles to determine income tax positions that we believe are likely to be sustained by applicable tax authorities; however, there is no assurance that Stantec’s tax benefits or tax liability will not materially differ from our estimates or expectations. In the ordinary course of business, the ultimate tax determination is uncertain for many transactions and calculations.

Any factor noted above could affect our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as Stantec grows. This, in turn, could have a material adverse effect on our net income or cash flows. An increase or decrease in Stantec’s effective tax rate could have a material adverse impact on our financial condition and results of operations.

Shareholder activists could disrupt the business and detract from management’s ability to focus on operations.

In recent years, shareholder activism has increased in equity markets. Canada has a shareholder-friendly legal framework. If Stantec is unable to provide the market with a compelling business strategy that is attractive to investors, it may be targeted by activist investors who may seek to bring about a change in the strategic direction, operations, governance, or financial structure of the Company. An activist investor campaign on Stantec could create management distraction, impose a significant cost to address it, and disrupt our business.

Stantec has defined benefit plans that currently have a significant deficit. These could grow in the future, causing us to incur additional costs.

Stantec has foreign defined benefit pension plans for certain employees. At December 31, 2017, two of the defined benefit pension plans had an aggregate deficit (the excess of the projected benefit obligations over the fair value of the plan assets) of approximately $31.2 million and one of the defined benefit pension plans had a surplus (the excess of the fair value of the plan assets over the projected benefit obligation) of approximately $12.7 million. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Access to bonding may be unavailable in the future due to economic or other external factors.

Many construction contracts require bonding. The construction industry has endured a certain degree of instability and uncertainty that arises from weak economic conditions; the long-term effects may increase pressures on debt obligations, causing delays on projects or failure to complete projects. Additionally, the issuance of bonds under surety facilities is at the sole discretion of the surety company on a project-by-project basis, and the indemnity agreements may be called at any time. As such, even sizable surety facilities are no guarantee of surety support on any specific project.

Managing Our Risks

Global Operations

We manage our global Consulting Services business through a combination of centralized and decentralized controls to address the unique aspects of the various markets, cultures, and geographies we operate in. Our matrix-based leadership structure provides distinct yet coordinated oversight of our business services and geographies.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-65

Our construction services are purposefully restricted to primarily two jurisdictions—the United States and the United Kingdom—to reduce the risks of performing work in jurisdictions where we have little background or experience.

Our approach to integration involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Consulting Services business from competitors by entering both large and small contracts with various fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Our Construction Services business operates separately; however, Construction Services may be coordinated with our Consulting Services business when appropriate and advantageous for our client.

Effective Processes and Systems

Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for former MWH operations and recent acquisitions) are certified to the following four internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)

ISO 14001:2015 (Environmental Management)

OHSAS 18001:2007 (Occupational Health & Safety Management)

ISO/IEC 20000-1:2011 (IT Service Management)

The former MWH North American operations will be incorporated into Stantec’s Integrated Management System ISO certifications in 2018. Our global operations are largely managed by country-specific management systems with differing ISO certifications as required to support those country- and industry-specific business requirements.

Consulting Services uses a Project Management (PM) Framework which confirms and clarifies the expectations Stantec has of its project managers. It includes the critical tasks which affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and OHSAS 18001 registrations. Additionally, field-level assessments are conducted for projects where we provide construction-related services. We have a formal improvement process to encourage suggestions for improvement, address non-conformances with the IMS, promote root-cause analysis, and document follow-up actions and responsibilities.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-66

Our largest and most complex projects are supported by our Programs and Business Solutions (PBS) group, which provides specialized program and project management services.

Construction Services uses a project Management Administration Plan (MAP) to tailor its project management practices to each project and integrate quality, risk, health and safety, IT, and change management procedures. During the project, project quality is assessed through a combination of periodic operational and scheduling reviews by management and mid-project quality reviews performed by an independent Global Risk Management team.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives of the program include detailed security and acceptable use policies, practices, and procedures; awareness campaigns to staff; and a comprehensive array of security initiatives for enforcing security standards, including regular penetration tests. We have an integrated Security Incident Response team linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members are dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects that involve heightened or unique risk factors.

Insurance

Our policies cover the following types of insurance: general, automobile, environmental, workers’ compensation and employers’, directors’, and officers’, professional, cyber, patent infringement, fiduciary, crime, Construction Services all risk, wrap-up, and contractors’ equipment liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims. We or our clients also obtain project-specific insurance when required.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team supports and is responsible for

●	Identifying and valuing acquisition candidates

●	Undertaking and coordinating due diligence

●	Negotiating and closing transactions

●	Integrating employees and leadership structures immediately and systems as soon as practical following an acquisition

Capital Liquidity

We meet our capital liquidity needs and expansion strategy through various sources that include cash generated from operations, short- and long-term borrowings from our $1.26 billion syndicated senior secured credit facilities, and the issuance of common shares.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-67

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017 (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

We account for the following joint operations in accordance with IFRS: Balfour Beatty MWH Joint Venture; Costain MWH Delivery Partner; Efficient Service Delivery; MBV Energy Recovery; MWH Constructors, Israel, Inc. Shikun and Binui – Solei Boneh Infrastructure, Ltd., Joint Venture; MWHT Costain Joint Venture; and Skanska MWH Balfour Beatty Joint Venture. Management does not have the contractual ability to assess the internal controls of these joint arrangements. Once the financial information is obtained from these joint arrangements, it falls within the scope of the Company’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements. Our 2017 audited consolidated financial statements includes $93.3 million and $25.7 million of total assets and net assets, respectively, as at December 31, 2017, and $304.0 million and $20.7 million of revenues and net income, respectively, for the year then ended related to these joint arrangements.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Inventrix Engineering, Inc.; RNL Facilities Corporation; and North State Resources, Inc. acquisitions; these are included in the Company’s 2017 consolidated financial statements. Aggregate assets acquired were $17.7 million, representing 0.5% of the Company’s total assets as at December 31, 2017. Gross revenue earned from the dates of acquisition to December 31, 2017, constituted 0.4% of the Company’s gross revenue for the year ended December 31, 2017.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2017 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2017, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-68

Corporate Governance

Disclosure Committee

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s board of directors currently has 10 members. Eight members are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Because Bob Gomes has been the CEO of Stantec within the past three years and Gord Johnston is Stantec’s current chief executive officer, they are not considered independent. The chair of Stantec’s board of directors, Aram Keith, is an independent director.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

●	Overseeing the Company’s strategic planning process

●	Satisfying itself as to the integrity of the CEO and other executive officers

●	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

●	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

●	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

●	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2017, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

Audit and Risk Committee

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent and that three members of the committee are “financial experts” (as the term is defined under the rules of the SEC and NYSE).

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include but are not limited to board size, director nominations, orientation, education, and self-evaluation. Compensation matters include but are not limited to director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at board meetings.

More information about Stantec’s corporate governance can be found on our website (stantec.com), and additional information will be available in the Management Information Circular prepared for our May 10, 2018, annual general meeting of shareholders. As well, the following documents are posted on our website:

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-69

●	Corporate Governance Guidelines

●	Audit and Risk Committee Terms of Reference

●	Corporate Governance and Compensation Committee Terms of Reference

●	Code of Business Conduct

The documents listed above are not and should not be deemed to be incorporated by reference. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

On February 21, 2018, we declared a cash dividend of $0.1375 per share, payable on April 12, 2018, to shareholders of record on March 29, 2018, an increase of 10.0% from last year.

On February 21, 2018, Richard Bradeen of Montreal, Quebec, was elected as a new director of our board and will serve on the board’s Audit and Risk Committee.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2018 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

●	The discussion of our goals in the Core Business, Strategy, and Key Performance Drivers and Capabilities sections including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, capitalize on strategic opportunities, and grow our market presence

●	Our 2018 target ranges and expectations for certain measures in the Outlook section

●	Our ability to recover costs on challenged projects

●	Our expectations regarding future capital expenditures relating to our new corporate headquarters

●	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate

●	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

●	Our target of donating 1% of our annual pre-tax profits to charitable and not-for-profit endeavours

●	Our plans to build out our Project Management Ecosystem

●	Our expectations on capital expenditures, software additions, amortization expenses for intangible assets, and effective tax rate for 2018

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-70

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2018 and their effect on our business. The factors and assumptions we used about the performance of Canadian, US, and Global economies in 2018 in determining our annual targets and our outlook for 2018 are listed in the Outlook section of this report. In addition, our budget is a key input for making certain forward-looking statements and certain key assumptions underlying our budget. These key factors and assumptions are set forth below:

●	For 2018, the World Bank forecasted 2.9% for global real GDP growth; the Bank of Canada projected 2.1% GDP growth for Canada; and the Congressional Budget Office projected 2.2% for the United States.

●	Management assumed the value of the Canadian dollar would be relatively stable compared to 2017 and used an average value of US$0.77 in 2018.

●	In Canada, the overnight interest rate target—currently at 1.25%—is expected to further increase in 2018. The US Federal Reserve is expected to gradually increase the federal funds rate in 2018. Therefore, management assumed that the average interest rates would rise slightly in 2018 compared to 2017.

●	Management considered the tax rates substantially enacted at December 31, 2017, for the countries we operate in to establish our effective income tax rate; in particular we considered the US tax reform enacted on December 22, 2017.

●	The Canadian unemployment rate—5.9% at the end of 2017—is not expected to change significantly in 2018. In the United States, the unemployment rate—4.1% at the end of 2017, the lowest level in over 10 years—is expected to remain at historically low levels through 2018.

●	In the United States, housing activity is expected to remain positive in 2018; the seasonally adjusted annual rate of total housing starts is expected to increase to 1,255,000 from the expected 1,191,000 total housing starts in 2017.

In Canada, the Canadian Mortgage and Housing Corporation suggested total housing starts will slow in 2018; new housing starts, expected to range from 192,200 to 203,000 units in 2018, are down modestly from 2017; however, they would still be at historical high levels.

●	In recent months, the Architecture Billings Index (ABI) from the American Institute of Architects has been consistently above 50.0, suggesting growing demand for design services; we anticipate that it will largely remain above 50.0 throughout 2018 as non-residential construction continues to trend upwards.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-71

●	Prices for most metals, minerals, and precious metals are expected to increase in 2018 compared to 2017, according to the World Bank. According to the US Energy Information Administration, the price of WTI crude oil is expected to average $52.77 in 2018 compared to an average of $50.56 in 2017, and US crude oil production is expected to average 10.0 million barrels a day in 2018 compared to an average of 9.2 million barrels a day in 2017.

●	Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 21, 2018, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2018, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis		Stantec Inc.
December 31, 2017	M-72